Exhibit 2.1

Execution Copy

AGREEMENT AND PLAN OF MERGER

dated June 23, 2010

by and among

EDGAR ONLINE, INC.,

UBM ACQUISITION CORP.,

and

UBMATRIX, INC.

i

TABLE OF CONTENTS

		Page

	SECTION 10.
	TAX COVENANTS

10.1	Tax-Deferred Reorganization	57

10.2	Preparation and Filing of Pre-Closing and Post-Closing Period Tax Returns	57

10.3	Cooperation in Filing Tax Returns	58

10.4	Allocation of Certain Taxes	58

10.5	Payment of Transfer Taxes and Fees	58

10.6	Termination of Tax Sharing Agreements	59

10.7	FIRPTA Certificates	59

10.8	Characterization of Payments	59

	SECTION 11.
	[INTENTIONALLY OMITTED]

	SECTION 12.
	INDEMNIFICATION

12.1	By the Target Indemnifying Parties	59

12.2	By Acquiror	60

12.3	Procedure for Claims	61

12.4	Claims Period	63

12.5	Third Party Claims	64

12.6	Satisfaction of Indemnification Obligations	64

12.7	No Contribution/Indemnification	64

12.8	Anticipated Damages	65

12.9	Exclusive Remedy	65

	SECTION 13.
	TERMINATION

13.1	Termination	65

13.2	Effect of Termination	66

	SECTION 14.
	OTHER PROVISIONS

14.1	Fees and Expenses	66

14.2	Notices	66

14.3	Interpretation of Representations	67

14.4	Reliance by Parties	67

14.5	Entire Understanding	67

14.6	Assignment	67

v

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of the 23rd day of June, 2010, by and among EDGAR ONLINE, INC., a Delaware corporation (“Acquiror”), UBM ACQUISITION CORP., a Washington corporation and a wholly owned subsidiary of Acquiror (“Merger Sub,” and together with Acquiror, the “Acquiring Parties”), and UBMATRIX, INC., a Washington corporation (“Target”), and Draper Fisher Jurvetson, in its capacity as Stockholders’ Representative (collectively, the “Parties”).

BACKGROUND

The respective Boards of Directors of Target, Acquiror and Merger Sub have approved a merger (the “Merger”) of Merger Sub with and into Target in accordance with the Washington Business Corporation Act (the “WBCA”), on the terms and conditions set forth herein. The Merger provides for the payment of the consideration specified in Section 2.6 to the holders of Target’s equity securities. For federal income tax purposes, the parties intend that the Merger will qualify as a reorganization described in Section 368(a) of the Code and that this Agreement shall constitute a “plan of reorganization” for the purposes of Sections 354 and 361 of the Code.

TERMS AND CONDITIONS

NOW, THEREFORE, in consideration of the premises and of the representations, warranties, covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

SECTION 1.

DEFINED TERMS

1.1 Definitions. Certain defined terms used in this Agreement and not specifically defined in context are defined in this Section 1 as follows:

“Accounts Payable” means any obligation for payment for goods bought, leased or licensed or for services rendered, whether or not it has been earned by performance, whether billed or unbilled, and whether or not it is evidenced by any Contract.

“Accounts Receivable” means (a) any right to payment for goods sold, leased or licensed or for services rendered, whether or not it has been earned by performance, whether billed or unbilled, and whether or not it is evidenced by any Contract, (b) any note receivable, (c) any escrow, bid, performance, lease, utility or other deposits or (d) any other receivable or right to payment of any nature.

“Acquiror Business” means the entire business and operations of Acquiror, as described in Acquiror’s Annual Report on Form 10-K for the year ended December 31, 2009.

“Acquiror Common Stock” means Acquiror’s common stock, par value $0.01.

“Acquiror Company” means Acquiror and each of the Acquiror Subsidiaries.

“Acquiror Preferred Stock” means Acquiror’s preferred stock, par value $0.01.

“Acquiror Disclosure Schedule” means the disclosure schedule of Acquiror delivered to Target hereunder setting forth the information required to be disclosed by Acquiror pursuant to the provisions of Section 6, and setting forth exceptions to the representations and warranties set forth in Section 6, and incorporated herein.

“Acquiror Employee Benefit Plan” means (i) any employee benefit plan as defined in Section 3(3) of ERISA that is maintained or sponsored by Acquiror or to which Acquiror contributes or for which Acquiror otherwise has or may have any Obligation, contingent or otherwise, whether directly or through an ERISA Affiliate and (ii) any other benefit arrangement, obligation, or practice to provide benefits, other than salary, as compensation for services rendered, to one or more present or former employees, directors, agents, or independent contractors, that is maintained or sponsored by Acquiror or to which Acquiror contributes or for which Acquiror otherwise has or may have any Obligation, contingent or otherwise, whether directly or through an ERISA Affiliate including employment agreements, severance policies or agreements, executive compensation arrangements, incentive arrangements, sick leave, vacation pay, salary continuation, consulting or other compensation arrangements, workers’ compensation, bonus plans, stock option, stock grant or stock purchase plans, phantom stock, stock appreciation rights, medical/dental insurance, life insurance, tuition reimbursement programs or scholarship programs, any plans subject to section 125 of the Code, and any plans providing benefits or payments in the event of a change of ownership or control.

“Acquiror Intangible” means all Intangibles used in the Acquiror Business as currently conducted, other than off-the-shelf Software licensed to the Acquiror Companies pursuant to “shrink-wrap” licenses.

“Acquiror Owned Intangible” means (a) any and all Acquiror Intangibles that are owned by or exclusively licensed to the Acquiror Company and (b) any and all Acquiror Intangibles that were developed for the Acquiror Company by full or part time employees, consultants or independent contractors of the Acquiror Company.

“Acquiror Products” means all products and services marketed, licensed, supported, maintained or currently under development by the Acquiror Company.

“Acquiror SEC Reports” means the current and periodic reports filed by Acquiror with the SEC under the Exchange Act, including the exhibits thereto and documents incorporated by reference therein.

“Acquiror Series C Preferred Stock” means the Series C Convertible Preferred Stock of the Acquiror, par value $0.01 per share, to be created pursuant to the filing with the Secretary of State of the Series C Certificate of Designations.

“Acquiror Stockholder Approval” means the approval of the Share Issuance by the affirmative vote of the holders of a majority of the voting power of the shares of Acquiror Common Stock and Acquiror Preferred Stock represented in person or by proxy at the Acquiror Stockholders Meeting, as required by NASDAQ Listing Rule 5635(a)(1).

“Acquiror Subsidiaries” means the subsidiaries of Acquiror identified on Section 6.1 of the Acquiror Disclosure Schedule.

“Affiliates” means, with respect to a particular Party, Persons or Entities controlling, controlled by or under common control with that Party.

“Amended and Restated Investor Rights Agreement” means an agreement, substantially in the form of the Investor Rights Agreement, dated as of January 28, 2010, by and among Acquiror and the Purchasers

(as defined therein), which is amended and restated to make the Target Principal Holders receiving Acquiror Series C Preferred Stock in connection with the Merger party thereto, with rights substantially the same as such Purchasers.

“Asset” means any real, personal, mixed, tangible or intangible property of any nature including Cash Assets, Accounts Receivable, Tangible Property, Real Property, Software, Contract Rights, Intangibles and goodwill, and claims, causes of action and other legal rights and remedies.

“Business Day” means any day other than a Saturday or Sunday, or a day on which the banking institutions of the State of New York are authorized or obligated by law or executive order to close.

“Cash Asset” means any cash on hand, cash in bank or other accounts, readily marketable securities, and other cash-equivalent liquid assets of Target in each case as of the Closing Date.

“Charter Documents” means an Entity’s certificate or articles of incorporation, certificate defining the rights and preferences of securities, articles of organization, general or limited partnership agreement, certificate of limited partnership, joint venture agreement or similar document governing the Entity.

“Code” means the Internal Revenue Code of 1986, as amended, and all regulations and rules promulgated thereunder.

“Common Value Per Share” means the volume-weighted average of the closing prices of the shares of Acquiror Common Stock on the Nasdaq Capital Market on the fifteen (15) trading days ending on the trading day prior to the date of determination.

“Consent” means any consent, approval, order or authorization of, or any declaration, filing or registration with, or any application, notice or report to, or any waiver by, or any other action (whether similar or dissimilar to any of the foregoing) of, by or with, any Person, which is necessary in order to take a specified action or actions in a specified manner and/or to achieve a specified result.

“Contract” means any legally binding written or oral contract, agreement, instrument, order, arrangement, commitment or understanding of any nature including sales orders, purchase orders, leases, subleases, data processing agreements, maintenance agreements, license agreements, sublicense agreements, support agreements, loan agreements, promissory notes, security agreements, pledge agreements, deeds, mortgages, guaranties, indemnities, warranties, employment agreements, consulting agreements, sales representative agreements, joint venture agreements, buy-sell agreements, options or warrants.

“Contract Right” means any right, power or remedy of any nature under any Contract including rights to receive property or services or otherwise derive benefits from the payment, satisfaction or performance of another party’s Obligations, rights to demand that another party accept property or services or take any other actions, and rights to pursue or exercise remedies or options.

“Default” means (a) a breach, default or violation, (b) the occurrence of an event that with or without the passage of time or the giving of notice, or both, would constitute a breach, default or violation or cause an Encumbrance to arise, or (c) with respect to any Contract, the occurrence of an event that with or without the passage of time or the giving of notice, or both, would give rise to a right of termination, cancellation, amendment, renegotiation or acceleration or a right to receive damages or a payment of penalties or any additional compensation thereunder.

“delivered” means, with respect to any statement in Section 4 of this Agreement to the effect that any information, document or other material has been “delivered”, “provided” or “made available” to Acquiror or its representatives, that such information, document or material was (a) available for review by Acquiror or its representatives in the virtual data room set up by Fenwick & West LLP in connection with this Agreement at least one day prior to the date hereof, or (b) delivered to Acquiror or its representatives in the manner described in Section 11.2 of this Agreement on or prior to the date hereof.

“Encumbrance” means any lien, security interest, pledge, right of first refusal, mortgage, easement, covenant, restriction, reservation, conditional sale, prior assignment, royalty obligation, defect of title, or other encumbrance, claim, burden or charge of any nature whatsoever on any property or property interest, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attribute of ownership. For the avoidance of doubt, the term “Encumbrance” shall not include a license of intellectual property.

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

“Environmental Laws” means all applicable Laws and Judgments relating to the public health and safety, pollution or protection of the environment as well as any applicable common law principles of public or private nuisance or under which a Person may be held liable for the discharge of any Hazardous Substance into the environment.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and all regulations and rules issued thereunder, or any successor Law.

“ERISA Affiliate” means any Person that, together with Target or Acquiror, as the case may be, is or was at any time after June 30, 1996 treated as a single employer under Section 414 of the Code or Section 4001 of ERISA and any general partnership of which Target or Acquiror, as the case may be, is or has been a general partner.

“Escrow Account” means the escrow account established pursuant to the Escrow Agreement.

“Escrow Agent” means Wells Fargo Bank, N.A.

“Escrow Agreement” means an agreement by and among Acquiror, the Escrow Agent and the Stockholders’ Representative, on behalf of the Holders, in substantially the same form as Exhibit A hereto, together with such modifications thereto as are acceptable to Acquiror and Stockholders’ Representative.

“Escrow Fund” means the fund of 1,622,042 shares of Acquiror Common Stock deposited with and held by the Escrow Agent pursuant to the Escrow Agreement that may be available at any particular time to satisfy any claim for indemnification made by Acquiror pursuant to this Agreement.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC thereunder.

“Fenwick & West” means Fenwick & West LLP, outside legal counsel to Target.

“Fraud” means: (a) defendant’s false representation, usually of fact; (b) made either with knowledge or belief or with reckless indifference to its falsity; (c) with an intent to induce the plaintiff to act or refrain from acting; (d) the plaintiff’s action or inaction resulted from a reasonable reliance on the representation; and (e) reliance damaged the defendant.

“GAAP” means generally accepted accounting principles under current U.S. accounting rules and regulations, consistently applied in accordance with the past practices of Target.

“Governmental Body” means any: (a) nation, principality, republic, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, subdivision, department, agency, bureau, branch, office, commission, council, board, instrumentality, officer, official, representative, organization, unit, body or Entity and any court, arbitrator or other tribunal); (d) multi-national organization or body; or (e) individual, Entity or body exercising, or entitled to exercise, any executive, legislative, judicial, administrative, regulatory, police, military or taxing authority or power of any nature.

“Hazardous Substances” means any substance, waste, contaminant, pollutant or material that has been determined by any Governmental Body to be capable of posing a risk of injury or damage to health, safety, property or the environment including (a) all substances, wastes, contaminants, pollutants and materials defined, designated or regulated as hazardous, dangerous or toxic pursuant to any Law, and (b) asbestos, polychlorinated biphenyls, petroleum, petroleum products and urea formaldehyde, and mold, but excluding office and janitorial supplies that are safely maintained.

“Indebtedness” means with respect to any Person all liabilities (including any applicable penalties (including with respect to any prepayment thereof), interest and premiums) (i) for borrowed money or extensions of credit (including bank overdrafts and advances), (ii) evidenced by notes, bonds, debentures, loan agreements or similar instruments, (iii) for the deferred purchase price of property, goods or services (other than trade payables or accruals incurred in the ordinary course of business not past due for more than sixty (60) days past the due date), (iv) of such Person as lessee capitalized in accordance with GAAP, (v) of others secured by an Encumbrance on any asset of such Person, whether or not such obligations are assumed by such Person, (vi) in respect of bankers’ acceptances, letters of credit (including standby and commercial), bank guaranties, surety bonds and similar instruments, and under reverse repurchase agreements, (vii) of such Person in respect of futures contracts, swaps, derivative transactions, other financial Contracts and other similar obligations (including any option to enter into any of the foregoing) (determined on a net basis as if such Contract or obligation was being terminated early, on the date of such determination) or (viii) in the nature of guarantees of the obligations described in clauses (i) through (vii) above of any other Person.

“Insurance Policy” means any public liability, product liability, general liability, comprehensive, property damage, vehicle, life, hospital, medical, dental, disability, worker’s compensation, key man, fidelity bond, theft, forgery, errors and omissions, directors’ and officers’ liability, or other insurance policy of any nature.

“Intangible” means (a) any name, corporate name, domain name, fictitious name, trademark, trademark application, service mark, service mark application, trade name, brand name, product name, slogan, design, logo, trade dress, (b) trade secret, know-how, methods, processes, customer lists, supplier lists, pricing and cost information, marketing and sales data and research, product plans, research and development, patent, patent application, formula, invention, product right, (c) copyright and copyright applications (published or unpublished), documentation, proposals, tools, Software, manuals, training materials, data, data compilations and databases, (d) web sites, web pages, web site content, web site addresses, domain names, and (e) other intangible asset of any nature, whether in use, under development or design, or inactive and all good will associated therewith in any form throughout the world, including any registration or applications relating to the foregoing and any extensions, modifications, renewal, reissuance, continuation or continuation-in-part, reexamination, improvement and any licenses or sublicenses pursuant to which any of the foregoing rights are granted or pursuant to which any of the foregoing rights are transferred.

“IP License Agreement” means an agreement, substantially in the form of Exhibit B hereto, by and between Target and Acquiror.

“Judgment” means any judgment, decree, injunction, order, ruling, writ, citation or award of any nature whatsoever of any Governmental Body or other authority that is binding on any Person or its property under applicable Law.

“Knowledge,” “to the knowledge of,” or phrases of similar import, with respect to an individual, means an individual shall be deemed to have knowledge of a particular fact or other matter if (a) that individual is actually aware of that fact or matter; (b) such individual would reasonably be expected to have known of that fact or matter in the course of performing his/her regular job duties Party in question; or (c) if such individual does not have principal operational responsibility for that fact or matter, such individual would reasonably be expected to discover or otherwise become aware of that fact or matter in the course of conducting a reasonable inquiry of the individual who does have principal operational responsibility for that fact or matter for the Party in question.

With respect to Target, “knowledge,” “to the knowledge of” or phrases of similar import means the knowledge (as defined above) of Sunir Kapoor, Steve Levine, Mike Makris, Frederic Chapus and Thomas Reinemer.

With respect to Acquiror, “knowledge,” “to the knowledge of” or phrases of similar import means the knowledge (as defined above) of Philip Moyer, Stefan Chopin, Lauren Zinman, Ronald Fetzer, Sue Childs and Diana Bourke.

“Law” means any provision of any foreign, federal, state or local law, statute, ordinance, charter, constitution, treaty, code, rule, regulation or guideline, including common law.

“Letter of Transmittal” means a letter of transmittal in a form acceptable to Acquiror and Stockholders’ Representative to be delivered to Acquiror by each Holder.

“Material Adverse Effect” means, with respect to a Person, any event, occurrence or change that is materially adverse to or has a material adverse effect on, the financial condition, financial performance, results of operations, business or long-term prospects of such Person or the Assets or Obligations of such Person, taken as a whole; provided, however, that the foregoing shall not be deemed to include any event, occurrence or change which arises with respect to or as a result of (a) conditions of change that are primarily the result of the national economy or the industry in which such Person operates, whereby the effect or change is generally applicable upon businesses as a whole or within such industry as a whole, (b) uniformly applied legislative or judicial laws or orders or accounting principles or standards that have general applicability to business as a whole or an industry as a whole, (c) political conditions or acts of war, sabotage or terrorism, (d) natural disasters, weather conditions and other force majeure events, (e) the announcement of this Agreement or the pendency or consummation of the transactions contemplated hereby, (f) compliance with the terms of, or the taking of any action required by, this Agreement, or (g) any fees or expenses incurred in connection with the transactions contemplated by this Agreement, and, in each of cases (a), (b), (c) and (d), that does not disproportionately affect Target.

“Merger Consideration” means the aggregate number of shares of Acquiror Series C Preferred Stock issuable to the Target Principal Holders pursuant to Section 2.6.

“Morgan Lewis” means Morgan, Lewis & Bockius LLP, outside legal counsel to Acquiror.

“Net Cash Position of Target” means the amount of cash held by Target as of any day, net of any unpaid Indebtedness of Target, Accounts Payable of Target and Transaction Expenses.

“Obligation” means any direct or indirect liability, Indebtedness, obligation, expense, debt, claim, loss, damage, deficiency, guaranty or endorsement of any nature, of or by any Person, whether absolute or contingent, known or unknown, secured or unsecured, recourse or non-recourse, filed or unfiled, accrued or unaccrued, due or to become due, or liquidated or unliquidated.

“Permits” means any permits, licenses, registrations, certificates of occupancy, approvals, privileges or other authorizations of any nature whatsoever, granted, issued, approved or allowed by any Governmental Body.

“Permitted Encumbrances” means Encumbrances (a) for Taxes, governmental charges, assessments or levies, provided, that such Taxes, governmental charges, assessments or levies are not yet due or are being contested in good faith by appropriate proceedings, and in any case, for which Target made an appropriate reserve on the Closing Balance Sheet, (b) deposits, Encumbrances or pledges to secure payments of workmen’s compensation, unemployment and other similar insurance, (c) mechanics’, workmen’s, materialmen’s, repairmen’s, warehousemen’s, vendors; landlords’ or carriers’ liens, or other similar Encumbrances arising in the ordinary course of business consistent with past practice and securing sums which are not past due or are being contested in good faith by appropriate proceedings, (d) with respect to Target securities, any restrictions on transfer imposed by applicable federal and state securities laws, and (d) such imperfections of title and encumbrances, if any, which are not material in character, amount or extent, and which do not materially detract from the value, or materially interfere with the present use, of the property subject thereto or affected thereby.

“Person” means any individual, Entity or Governmental Body.

“Post-Closing Period” means any taxable period or portion thereof beginning after the Closing Date. If a taxable period begins on or before the Closing Date and ends after the Closing Date, then the portion of the taxable period that begins on the day following the Closing Date shall constitute a Post-Closing Period.

“Prime Rate” means the prime rate of general application as set forth in the “Money Rates” section (or such future section as shall replace it) of The Wall Street Journal (Eastern Edition), as published on a specified date or dates, or, if no date(s) are specified, as the same shall be published from time to time.

“Pre-Closing Period” means any taxable period or portion thereof that is not a Post-Closing Period.

“Pro Rata Share” means with respect to each Indemnifying Target Party, a quotient, (a) the numerator of which is the value of the Merger Consideration issuable to such Indemnifying Target Party pursuant to Section 2.6, and (ii) the denominator of which is the total value of the Merger Consideration issuable to all Indemnifying Target Parties pursuant to Section 2.6 (where each share of Acquiror Common Stock is deemed to have a value equal to the Common Value Per Share and each share of Acquiror Series C Preferred Stock is deemed to have a value equal to the Series C Value Per Share, in each case as of the Closing Date).

“Proceeding” means any demand, claim, suit, action, litigation, investigation, notice of violation, arbitration, administrative hearing or other proceeding of any nature.

“Real Property” means any real estate, land, building, condominium, town house, structure or other real property of any nature, all shares of stock or other ownership interests in cooperative or condominium associations or other forms of ownership interest through which interests in real estate may be held, and all appurtenant and ancillary rights thereto including easements, covenants, water rights, sewer rights and utility rights.

“Sales Volume Agreement” means an agreement, substantially in the form of Exhibit C hereto, by and among Acquiror and the persons listed on Schedule 9.12 hereto.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC thereunder.

“Series C Certificate of Designation” means the Certificate of Designation, in substantially the form attached hereto as Exhibit D, filed with the Secretary of State of the State of Delaware and establishing the rights, preferences and privileges of the Acquiror Series C Preferred Stock.

“Series C Stock Purchase Agreement” means an agreement, substantially in the form of Exhibit E hereto, by and among Acquiror and the Target Principal Holders listed on Schedule 9.16 hereto.

“Series C Value Per Share” means (A) the volume-weighted average of the closing prices of the shares of Acquiror Common Stock on the Nasdaq Capital Market on the fifteen (15) trading days ending on the trading day prior to the date of determination, multiplied by (B) the number of shares of Acquiror Common Stock issuable upon the conversion of a share of Acquiror Series C Preferred Stock as of the date of determination, assuming for this purpose that accrued and unpaid dividends at such time include all dividends that would have accrued on the Series C Preferred Stock from the Issue Date through and including January 28, 2015.

“Software” means any computer program, operating system, applications system, firmware or software of any nature, whether operational, under development or inactive including all object code, source code, comment code, algorithms, menu structures or arrangements, icons, operational instructions, scripts, commands, syntax, screen designs, reports, designs, concepts, technical manuals, test scripts, user manuals and other documentation therefore, whether in machine-readable form, programming language or any other language or symbols, and whether stored, encoded, recorded or written on disk, tape, film, memory device, paper or other media of any nature and all data bases necessary or appropriate to operate any such computer program, operating system, applications system, firmware or software.

“Tangible Property” means any furniture, fixtures, leasehold improvements, vehicles, office equipment, computer equipment, other equipment, machinery, tools, forms, supplies or other tangible personal property of any nature.

“Target Business” means the entire business and operations of Target.

“Target Common Stock” means Target’s common stock, par value $0.01.

“Target Company” means Target and each of the Target Subsidiaries.

“Target Disclosure Schedule” means the disclosure schedule of Target delivered to the Acquiring Parties hereunder setting forth the information required to be disclosed by Target pursuant to the provisions of Section 4, and setting forth exceptions to the representations and warranties set forth in Section 4, and incorporated herein.

“Target Employee Benefit Plan” means (i) any employee benefit plan as defined in Section 3(3) of ERISA that is maintained or sponsored by Target or to which Target contributes or for which Target otherwise has or may have any Obligation, contingent or otherwise, whether directly or through an ERISA Affiliate and (ii) any other benefit arrangement, obligation, or practice to provide benefits, other than salary, as compensation for services rendered, to one or more present or former employees, directors, agents, or independent contractors, that is maintained or sponsored by Target or to which Target contributes or for which Target otherwise has or may have any Obligation, contingent or otherwise, whether directly or through an ERISA Affiliate including employment agreements, severance policies or agreements, executive compensation arrangements, incentive arrangements, sick leave, vacation pay, salary continuation, consulting or other compensation arrangements, workers’ compensation, bonus plans, stock option, stock grant or stock purchase plans, phantom stock, stock appreciation rights, medical/dental insurance, life insurance, tuition reimbursement programs or scholarship programs, any plans subject to section 125 of the Code, and any plans providing benefits or payments in the event of a change of ownership or control.

“Target Intangible” means all Intangibles used in the Target Business as currently conducted, other than off-the-shelf Software licensed to the Target Companies pursuant to “shrink-wrap” licenses.

“Target Owned Intangible” means (a) any and all Target Intangibles that are owned by or exclusively licensed to the Target Company and (b) any and all Target Intangibles that were developed for the Target Company by full or part time employees, consultants or independent contractors of the Target Company.

“Target Products” means all products marketed, licensed, supported, maintained or currently under development by the Target Company.

“Target Option Plan” means the UBMatrix, Inc. Amended and Restated 2005 Combined Incentive and Nonqualified Stock Option Plan.

“Target Options” means an option to purchase shares of Target Common Stock pursuant to the Target Option Plan.

“Target Preferred Stock” means the Target Series A Junior Preferred Stock, the Target Series A Senior Preferred Stock and the Series B Preferred Stock, collectively.

“Target Principal Holders” means (i) the holders of Target Preferred Stock, (ii) the holders of Target bridge notes, (iii) participants in the Target Change of Control Bonus Plan and (iv) members of Target management entitled to receive stock in lieu of accrued bonuses, in each case who are entitled to receive Merger Consideration pursuant to this Agreement.

“Target Series A Junior Preferred Stock” means Target’s Series A Junior Preferred Stock, par value $0.01.

“Target Series A Senior Preferred Stock” means Target’s Series A Senior Preferred Stock, par value $0.01.

“Target Series B Preferred Stock” means Target’s Series B Preferred Stock, par value $0.01.

“Target Stock” means the Target Common Stock and the Target Preferred Stock, collectively.

“Target Subsidiaries” means the subsidiaries of Target identified on Section 4.1 of the Target Disclosure Schedule.

“Target Warrants” means the warrants to purchase shares of Target Stock, described on Section 4.4 of the Target Disclosure Schedule

“Targeted Closing Date Net Cash Position” means $1.759 million, less an amount calculated by the parties, and set forth on Schedule 9.1, which reflects the anticipated cash expenditures of Target to be incurred between the date hereof and the Effective Time (it being understood that such schedule will have cash expenditure levels for the ensuing months on a month-end basis and if the Closing occurs mid-month, the deduction will be calculated by prorating between the month-end levels before and after the Closing).

“Tax” means all federal, state, local, or foreign net or gross income, gross receipts, net proceeds, sales, use, ad valorem, value added, franchise, bank shares, withholding, payroll, employment, excise, property, escheat, deed, stamp, alternative or add-on minimum, environmental, profits, windfall profits, transaction, license, lease, service, use, occupation, severance, energy, unemployment, social security, worker’s compensation, capital or premium tax, or other taxes, assessments, customs, duties, fees, levies, or other governmental charges of any nature whatever (except charges for specific property or services), whether disputed or not, together with any interest, penalties, additions to tax, or additional amounts with respect thereto including any liability for the payment of the foregoing obligations of another Person as a result of (a) being or having been a member of an affiliated, consolidated, combined, unitary or aggregate group of corporations, (b) being or having been a party to any tax sharing agreement or any express or implied obligation to indemnify any Person for taxes, or (c) being or having been a transferee, successor, or otherwise assuming the obligations of another Person to pay the foregoing amounts.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof required to be filed with a Taxing Authority with respect to Taxes.

“Taxing Authority” means any Governmental Body having jurisdiction with respect to any Tax.

“Transaction Documents” means this Agreement, the Escrow Agreement and the Articles of Merger.

“Transactions” means the Merger and the other transactions contemplated by the Transaction Documents.

“Transfer Taxes” means sales, use, transfer, real property transfer, recording, documentary, stamp, registration, stock transfer, and other similar taxes and fees (including any penalties and interest).

“U.S.” means the United States of America.

“Voting Agreement and Proxy” means an agreement, substantially in the form of Exhibit F-1 hereto, by and among Acquiror and the Target Principal Holders set forth on Exhibit F-2 hereto.

1.2 Table of Definitions. The following listing identifies additional defined terms used in this Agreement and the page numbers hereof on which they are defined.

Defined Term	Location of Defined Term

280G Approval	55
Acquiring Parties	1
Acquiror	1
Acquiror Board	38
Acquiror Financial Statements	40
Acquiror Relevant Group	43
Acquiror Stockholders Meeting	38
Acquisition Agreement	54
Acquisition Proposal	53
Action	64
Agreement	1
Arbiter	17
Articles of Merger	12
Certificates	13
Claim Notice	61
Claim Response	61
Closing	48
Closing Date	48
Closing Date Net Cash Position	17
Confidential Information	53
Confidentiality Agreement	53
Damages	59
Dissenting Shares	15
Dissenting Stockholders	15
Effective Time	12
Escrow Merger Consideration	13
Estimated Statement of Net Cash Position	16
Expiration Date	63
Final Statement of Net Cash Position	16
Governmental Clearances	52
Holder	14
Indemnified Acquiror Party	59
Indemnified Party	61
Indemnified Target Party	61
Indemnitor	61
Initial Merger Consideration	13
IRS	31
Joinder	46
Latest Balance Sheet	22
Latest Balance Sheet Date	22
Liquidated Claim Notice	61
Maximum Indemnification Amount	62
Merger	1
Merger Sub	1
Net Cash Adjustment	17
Operating Plan	50

Parties	1
Post-Closing Payments	16
Response Period	61
Securityholder Documents	14
Share Issuance	38
Statement of Expenses	55
Stockholders’ Representative	69
Straddle Period	57
Surviving Corporation	12
Takeover Laws	20
Target	1
Target Adverse Recommendation Change	54
Target Board	15
Target Board Recommendation	20
Target Customer Contracts	27
Target Domain Names	26
Target Environmental Condition	25
Target Financial Statements	22
Target Relevant Group	33
Target Specified Contracts	27
Threshold Amount	62
Transaction Expenses	54
Unliquidated Claim	61
WARN	30
WBCA	1

1.3 Interpretation. Unless the context of this Agreement clearly requires otherwise, (a) references to the plural include the singular, the singular the plural, the part the whole, (b) references to any gender include all genders, (c) “including” has the inclusive meaning frequently identified with the phrase “but not limited to” and (d) references to “hereunder” or “herein” relate to this Agreement. Any determination as to whether a situation is material shall be made by taking into account the effect of all other provisions of this Agreement that contain a qualification with respect to materiality so that the determination is made after assessing the aggregate effect of all such situations. Each accounting term used herein that is not specifically defined herein shall have the meaning given to it under GAAP.

SECTION 2.

THE MERGER

2.1 The Merger. Upon the terms and subject to the conditions hereof, and in accordance with the relevant provisions of the WBCA, Merger Sub shall be merged with and into Target at the Effective Time. Target shall be the surviving corporation (the “Surviving Corporation”) and shall continue its existence under the laws of the State of Washington, and the separate corporate existence of Merger Sub shall cease.

2.2 Effective Time. Unless this Agreement is earlier terminated pursuant to the provisions of Section 13, the Merger shall be consummated by filing with the Secretary of State of the State of Washington articles of merger in a form acceptable to Acquiror and the Stockholders’ Representative (the “Articles of Merger”), as is required by, and executed in accordance with, the relevant provisions of the WBCA. The Merger shall become effective at the time of the filing of or such other time as is contemplated in the Articles of Merger (the “Effective Time”).

2.3 Effects of the Merger. The Merger shall have the effects set forth in the WBCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the Assets of the Target and Merger Sub shall vest in the Surviving Corporation and all Obligations and duties of the Target and Merger Sub shall become Obligations and duties of the Surviving Corporation.

2.4 Certificate of Incorporation and Bylaws. The certificate of incorporation of Merger Sub shall be the certificate of incorporation of the Surviving Corporation at the Effective Time and thereafter until amended in accordance with applicable Law and the terms thereof. The bylaws of Merger Sub shall be the bylaws of the Surviving Corporation at the Effective Time and thereafter until amended in accordance with applicable Law and the terms thereof.

2.5 Directors and Officers. The directors of the Merger Sub shall be the initial directors of the Surviving Corporation at the Effective Time, and the initial officers of the Surviving Corporation at the Effective Time shall be the individuals specified in Schedule 2.5.

2.6 Conversion of Target Securities.

(a) All shares of the Target Common Stock and Target Preferred Stock issued and outstanding immediately prior to the Effective Time (together with all participant interests under the Target Change in Control Bonus Plan, certain rights to accrued bonuses payable by Target and certain bridge notes of Target) shall, by virtue of the Merger or as otherwise contemplated by this Agreement and without any action on the part of Acquiror, Target or the Holder thereof, be converted into the right to receive:

(i) an aggregate of (A) 74,379 shares of the Acquiror Series C Preferred Stock and (B) an aggregate of 2,685,088 shares of the Acquiror Common Stock minus the number of shares of Acquiror Common Stock comprising the Escrow Merger Consideration under Section 2.6(a)(ii) (collectively, the “Initial Merger Consideration”); and

(ii) an aggregate of 1,622,042 shares of the Acquiror Common Stock (collectively, the “Escrow Merger Consideration”), to be deposited in the Escrow Fund.

For the avoidance of doubt, shares of Target Stock held by Persons other than Target Principal Holders who are not participants in the Target Change of Control Bonus Plan shall be cancelled and extinguished without consideration.

(b) The Acquiror Series C Preferred Stock issued as Merger Consideration shall be divided among the Target Principal Holders as set forth on Schedule 2.6 hereto (which schedule shall be finalized and attached hereto as of the Closing).

(c) At the Effective Time, each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of Acquiror, Merger Sub or Target, be converted into one share of common stock of the Surviving Corporation.

(d) Until surrendered in accordance with the provisions of Section 2.7, each share of Target Common Stock or Target Preferred Stock outstanding immediately prior to the Effective Time and the certificates representing such shares (“Certificates”) shall, after the Effective Time, represent for all purposes, only the right to receive that portion of the Merger Consideration such share of Target Common Stock or Target Preferred Stock would entitle the holder thereof to receive hereunder.

2.7 Delivery of Merger Consideration.

(a) At and after the Effective Time, each record holder (a “Holder”), as of the Effective Time, of Target Stock that is also a Target Principal Holder shall deliver a duly executed Letter of Transmittal and the Certificates, in the case of Target Stock, or the Target Warrant, as the case may be, evidencing the same, (such documents, collectively, being the “Securityholder Documents”) to Acquiror. In the event any certificates evidencing shares of Target Common Stock or Target Preferred Stock shall have been lost, stolen or destroyed, Acquiror may condition delivery of the Merger Consideration to be received by the Holder of such lost, stolen or destroyed certificates in exchange for such lost, stolen or destroyed certificates as such lost, stolen or destroyed certificates would entitle the Holder to receive under Section 2.6(a), upon the making of an affidavit of that fact by the registered Holder in form and substance acceptable to Acquiror; provided, however, that Acquiror may, in its sole and absolute discretion and as a condition precedent to the delivery of any portion of the Merger Consideration, require the owner of such lost, stolen or destroyed certificates to provide an indemnity or deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Acquiror or the Surviving Corporation with respect to such certificates alleged to have been lost, stolen or destroyed.

(b) Upon receipt of the appropriate Securityholder Documents, Acquiror shall promptly deliver to the Holder delivering such Securityholder Documents that portion of the Merger Consideration to which the Holder is entitled under Section 2.6.

(c) No interest shall accrue or be paid on the Merger Consideration payable upon the surrender of any Certificate for the benefit of the Holder of such Certificate. If the payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate formerly evidencing shares of Target Stock is registered on the stock transfer books of the Target, it shall be a condition of payment that the Certificate so surrendered be endorsed properly or otherwise be in proper form for transfer and that the Person requesting such payment shall have paid all transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the Holder of the Certificate surrendered, or shall have established to the reasonable satisfaction of Acquiror that such Taxes either have been paid or are not applicable.

(d) As of and after the date that is 271 days after the Effective Time, any remaining Holders who are entitled to but have not received Merger Consideration in accordance with this Section 2.7 shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat and other similar Laws), certificates and other documents in its possession relating to the Transactions. Thereafter, each holder of a Certificate may surrender such Certificate to the Surviving Corporation or any successor entity and (subject to any applicable abandoned property, escheat or similar Law) receive in consideration therefor the aggregate Merger Consideration relating thereto, without any interest thereon, except as otherwise provided in this Agreement. Notwithstanding the foregoing, neither the Surviving Corporation nor Acquiror shall be liable to any Holder for any Merger Consideration delivered in respect of such share to a public official pursuant to any abandoned property, escheat or other similar Law. If any Certificates shall not have been surrendered prior to five years after the Effective Time (or immediately prior to such earlier date on which any Merger Consideration in respect of such Certificate would otherwise escheat to or become the property of any Governmental Body), any amounts payable in respect of such Certificate shall, to the extent permitted by applicable Law, become the property of Acquiror, free and clear of all claims or interest of any Person previously entitled thereto.

2.8 No Further Transfer of Shares. After the Effective Time, there shall be no transfers of Target Stock that was outstanding immediately prior to the Effective Time on the stock transfer books of the Surviving Corporation. If, after the Effective Time, Certificates or any other securities of the Target are presented to the Surviving Corporation for transfer, they shall be canceled and exchanged for the Merger Consideration as provided in this Section 2. As of the Effective Time, the stock ledger of Target shall be closed.

2.9 Dissenters’ Rights. Notwithstanding anything in this Agreement to the contrary, shares of Target Stock (the “Dissenting Shares”) that are issued and outstanding immediately prior to the Effective Time and are held by stockholders of Target who have not voted in favor of the Merger, consented thereto in writing or otherwise contractually waived their dissenters’ rights and who have complied with all of the relevant provisions of Section 23B.13.230 of the WBCA (the “Dissenting Stockholders”) shall not be converted into or be exchangeable for the right to receive the Merger Consideration, unless and until such Holders shall have failed to perfect or shall have effectively withdrawn or lost their dissenters’ rights under the WBCA. Target shall give Acquiror (i) prompt notice of any written demands for dissenters’ rights with respect to any shares of Target Stock, attempted withdrawals of such demands and any other instruments served pursuant to the WBCA and received by Target relating to dissenters’ rights, and (ii) the opportunity to direct all negotiations and Proceedings with respect to demands for dissenters’ rights under the WBCA. Neither Target nor the Surviving Corporation shall, except with the prior written consent of Acquiror, voluntarily make any payment with respect to, or settle or offer to settle, any such demand for dissenters’ rights. If any Dissenting Stockholder shall fail to perfect or shall have effectively withdrawn or lost such Dissenting Stockholder’s dissenters’ rights, then as of the occurrence of such event, such Holder’s Dissenting Shares shall cease to be Dissenting Shares and shall be converted into and represent the right to receive the Merger Consideration payable pursuant to Section 2.6.

2.10 Withholding Rights. Notwithstanding anything in this Agreement to the contrary, Acquiror, the Target Companies, or their agents, as applicable, shall be entitled to deduct and withhold from any amounts required to be paid to all Persons pursuant to this Agreement, whether as Merger Consideration or otherwise, such amounts as Acquiror, the Target Companies, or their agents, as applicable, are required to deduct and withhold with respect to the making of such payments under the Code or any applicable provision of state, local or foreign Tax Law. To the extent that amounts are so deducted or withheld by Acquiror, the Target Companies, or their agents, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made, and Acquiror, the Target Companies, or their agents, as applicable, shall timely disburse such deducted or withheld amounts to the applicable Tax Authority.

2.11 Target Options.

(a) The Board of Directors of Target (the “Target Board”) (or, if appropriate, any committee thereof administering the Target Option Plan) shall adopt, no later than the date of this Agreement, such resolutions or take such other actions as are required:

(i) to cause, pursuant to the Target Option Plan, each Target Option outstanding and unexercised immediately prior to the Effective Time to be cancelled and to no longer represent the right to purchase Target Stock or any other equity security of the Target Entities, Acquiror, the Surviving Corporation or any other Person or any other consideration effective as of the Effective Time; and

(ii) to terminate as of or immediately prior to the Effective Time, the Target Option Plan and any other equity incentive plan of Target and any and all agreements relating to such plans or awards thereunder.

(b) After the execution of this Agreement, but in any event, no later than fifteen (15) days prior to the Closing Date, Target shall provide notice of the proposed Merger to each Person who is a holder of Target Options, which notice shall be in a form agreed to by Target and Acquiror in their mutual reasonable discretion.

SECTION 3.

POST-CLOSING CONSIDERATION AND CLOSING FINANCIAL STATEMENTS

3.1 Estimated Net Cash Position.

(a) No later than five (5) days prior to the Closing Date, Target shall deliver to Acquiror an estimate of the Net Cash Position of Target as of the Closing Date (the “Estimated Statement of Net Cash Position”). The Estimated Statement of Net Cash Position will be prepared by Target’s management using assumptions and estimates made by Target’s management in good faith.

(b) The Surviving Corporation shall prepare or cause to be prepared a statement of the Net Cash Position of Target as of the Closing Date (the “Final Statement of Net Cash Position”), in accordance with the following provisions:

(i) The Final Statement of Net Cash Position shall give effect to the Transactions contemplated hereby to occur on the Closing Date prior to the Effective Time, but shall not give effect to the Merger or the transactions intended to take place following the Effective Time including the payment of all closing expenses of Target and the Target Principal Holders related to the Merger (collectively, the “Post-Closing Payments”).

(ii) Delivery of Documents. The Surviving Corporation shall deliver the Final Statement of Net Cash Position to the Stockholders’ Representative on behalf of the Holders within 60 days after the Closing Date.

3.2 Closing Date Net Cash Adjustment.

(a) “Closing Date Net Cash Position” shall equal the Net Cash Position of Target as reflected on the Closing Balance Sheet.

(b) The Stockholders’ Representative shall notify Acquiror of any objections to the calculation of the Closing Date Net Cash Position within 30 days after Stockholders’ Representative receives the Final Statement of Net Cash Position. If the Stockholders’ Representative does not notify Acquiror of any such objections by the end of that 30-day period, then the Final Statement of Net Cash Position, as prepared by Acquiror, shall be considered final on the last day of that 30-day period. If the Stockholders’ Representative does notify Acquiror of any such objections by the end of that 30-day period, and the Stockholders’ Representative and Acquiror are unable to resolve their differences within 30 days thereafter, then the disputed items on the Final Statement of Net Cash Position shall be reviewed, as soon as possible, at the Stockholders’ Representative’s expense, by the Stockholders’ Representative’s accountants. Acquiror and the Stockholders’ Representative shall instruct their respective accountants to, in good faith, use their best efforts to resolve such disputed items to their mutual satisfaction and to deliver a conclusive Final Statement of Net Cash Position to Acquiror and the Stockholders’ Representative as soon as possible. If Acquiror’s accountants and the Stockholders’ Representative’s accountants are unable to resolve any such disputed items within 30 days after receiving such instructions, then the remaining disputed items shall be submitted to an accounting firm nationally recognized in the United States and not affiliated with or a past or present provider of services to any of Acquiror, the Stockholders’ Representative or any of the Target Principal Holders (the “Arbiter”), for resolution, with the costs thereof paid 50% by Acquiror and 50% by the Stockholders’ Representative, and the Arbiter shall be instructed to deliver a conclusive Final Statement of Net Cash Position to Acquiror and the Stockholders’ Representative as soon as possible.

(c) Within 5 Business Days after the Final Statement of Net Cash Position is finalized in accordance with Section 3.2(b), if the Closing Date Net Cash Position, as finally determined in accordance with Section 3.2(b), is less than the Targeted Closing Date Net Cash Position (such difference is referred to herein as the “Net Cash Adjustment”), then the Target Principal Holders shall, unless the Stockholders’ Representative is notified by Acquiror within 2 Business Days after the Final Statement of Net Cash Position is so finalized, deliver to Acquiror, in cash, on a several and not joint basis and in proportion to their Pro Rata Shares, the amount of such shortfall. Should the Acquiror prefer, it may satisfy any such shortfall from the Escrow Fund, in which case it will provide the notification to the Stockholders’ Representative contemplated by the preceding sentence.

SECTION 4.

REPRESENTATIONS AND WARRANTIES OF TARGET

Except as set forth in the Target Disclosure Schedule (and whether or not the Target Disclosure Schedule is specifically referenced in any subsection of this Section 4), Target represents and warrants to the Acquiror and Merger Sub that the statements contained in this Section 4 are complete and accurate as of the date of this Agreement. The Target Disclosure Schedule shall be arranged in sections corresponding to the numbered and lettered sections and subsections contained in this Section 4, and the disclosures in any section or subsection of the Target Disclosure Schedule shall qualify other sections and subsections in this Section 4 only to the extent it is readily apparent from a reasonable reading of the disclosure that such disclosure is applicable to such other sections and subsections.

4.1 Organization.

(a) Target is a corporation, duly organized, validly existing and in good standing under the laws of the State of Washington. Each of the Target Subsidiaries is an entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Target possesses the full corporate power and authority to (i) own and use its Assets in the manner in which such Assets are currently owned and used and (ii) conduct the Target Business as such business is currently being conducted. Each Target Company is registered, qualified or licensed to do business, as the case may be, and in good standing in each of the jurisdictions where the ownership of any of its Assets or the conduct of its business would require it to be so registered, qualified or licensed, as the case may be, except where the absence of any such registration, qualification or license would not reasonably be expected to have a Material Adverse Effect.

(b) Section 4.1 of the Target Disclosure Schedule sets forth a true, correct and complete list of any Person in which Target owns, directly or indirectly, any equity interest and, in respect of each such Person, the nature and extent of Target’s interest and any other interests that are held by other Persons. Except as disclosed on Section 4.1 of the Target Disclosure Schedule, Target has never acquired or succeeded to all or any portion of the Assets or businesses of any other Person, and there is no other Person that may be deemed to be a predecessor of Target.

(c) Section 4.1 of the Target Disclosure Schedule sets forth, for Target and each Target Subsidiary, in each case as of the date hereof: (i) its exact legal name, (ii) its corporate business form and jurisdiction and date of formation, (iii) its federal employer identification number, (iv) its headquarters address, telephone number and facsimile number, (v) its directors and officers, indicating all current title(s) of each individual, (vi) its registered agent and/or office in its jurisdiction of formation (if applicable), (vii) all foreign jurisdictions in which it is qualified or registered to do business, the date it so qualified or registered, and its registered agent and/or office in each such jurisdiction (if applicable), (viii) all fictitious, assumed or other names of any type that are registered or used by it or under which it has done business at any time since Target’s date of incorporation and (ix) any name changes, recapitalizations, mergers, reorganizations or similar events since its date of formation.

(d) Accurate and complete copies of the Charter Documents of each Target Company and all Contracts relating to the acquisition or formation of each Target Company (or its affiliates or predecessors) have been delivered to Acquiror, and each is, as of the date hereof, effective under applicable Law.

4.2 Authority; Non-Contravention.

(a) Target has the corporate right, power and authority to enter into, execute and deliver this Agreement and the other Transaction Documents to which it is a party and to perform or satisfy, as the case may be, its obligations hereunder and thereunder, and the (i) execution and delivery of this Agreement and the other Transaction Documents to which Target is a party, (ii) performance or satisfaction, as the case may be, of Target’s obligations under this Agreement and the other Transaction Documents to which Target is a party and (iii) consummation by Target of the Transactions to which Target is a party, in each case, have been duly authorized by all necessary corporate actions of Target, including without limitation the approval of the stockholders of Target as required under the WBCA and the Charter Documents of Target. Target has delivered to Acquiror duly executed counterparts from a requisite number of holders of Target Stock of a written consent approving the Merger pursuant to Section 23B.07.040 of the WBCA. This Agreement and the other Transaction Documents to which Target is a party constitutes the legal, valid and binding agreement of Target, enforceable against Target in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(b) Except as set forth on Section 4.2 of the Target Disclosure Schedule, neither the execution or delivery of this Agreement or the other Transaction Documents to which Target is a party nor the performance of its obligations or consummation of any of the Transactions contemplated hereby or thereby by Target will, directly or indirectly:

(i) result in a Default under (A) any of the provisions of the Charter Documents of Target or (B) any resolution adopted by the stockholders, board of directors or any committees thereof of Target;

(ii) result in a Default under any Law or Judgment to which any Target Company or any of its Assets are bound or subject, or give any Governmental Body or other Person the right to challenge any of the Transactions contemplated by this Agreement or any of the other Transaction Documents or to exercise any remedy or obtain any relief under, any Law or Judgment to which Target or any of its Assets is subject;

(iii) result in a Default under, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Permit that is held by any Target Company or that otherwise relates to any of the businesses of any Target Company or to any of the Assets owned or used by any Target Company;

(iv) result in a Default under any provision of any Target Specified Contract; or

(v) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by any Target Company.

(c) Except as set forth on Section 4.2 of the Target Disclosure Schedule, no Consents are necessary in connection with the execution and delivery of this Agreement by Target or any of the other Transaction Documents to which Target is a party or the consummation or performance of any of the Transactions.

(d) No Consents, approvals or notices are required to be obtained or given to any Person, and no payment to any Person is required to be made, by Target, the Acquiring Parties or the customers of Target as of Closing Date in order to allow the Acquiring Parties to access or manage customer personnel, software, hardware or facilities or otherwise perform under the Target Customer Contracts, except, in each case, (i) for any Consent, approval, notice or payment that is required to be obtained, given or made pursuant to the terms of any Contract by and between Acquiror and any Person other than Target or (ii) as set forth on Section 4.2 of the Target Disclosure Schedule.

(e) Neither the Merger nor any other transactions contemplated by this Merger Agreement shall constitute or be deemed a Liquidation under the Charter Documents of Target.

4.3 Effect of Agreement; Inapplicability of Anti-takeover Statutes. Target is not subject to any “moratorium,” “control share,” “fair price” or other antitakeover Laws of any state or other jurisdiction (collectively the “Takeover Laws”) that could affect this Agreement or the Transactions. The Target Board has approved this Agreement and the Transactions, including the Merger, for purposes of such Takeover Laws. Target’s board of directors has by the unanimous vote, or written consent in lieu thereof, of all directors of Target (a majority of whom are disinterested directors) (i) determined that this Agreement and the Transactions, including the Merger, are fair to and in the best interests of Target and its stockholders, (ii) approved and adopted this Agreement and the Transactions, including the Merger, in accordance with the requirements of the WBCA, (iii) declared that this Agreement is advisable, (iv) resolved to recommend that stockholders of Target approve the Merger and adopt this Agreement (the recommendation of the Target Board that the stockholders of Target approve and adopt this Agreement being referred to as the “Target Board Recommendation”), (v) to the extent necessary, adopted a resolution having the effect of causing Target, this Agreement, the other Transaction Documents and the Transactions contemplated hereby and thereby not to be subject to any Takeover Law or similar Law, including under Chapter 23B.19 of the WBCA, that might otherwise apply to the Merger or any of the other Transactions, and (vi) approved and authorized all actions necessary under the Target Option Plan, as amended, to provide for the termination of all unexercised Target Options in full prior to the consummation of the Merger.

4.4 Capitalization.

(a) As of the date of this Agreement, Target has authorized (i) 90,000,000 shares of Target Common Stock, of which 6,307,506 shares are issued and outstanding, and (ii) 66,925,831 shares of Target Preferred Stock, of which (A) 11,642,717 are designated as Target Series A Senior Preferred Stock, 11,415,548 shares of which are issued and outstanding, (B) 2,283,114 are designated as Target Series A Junior Preferred Stock, 2,283,096 shares of which are issued and outstanding, and (C) 53,000,000 are designated as Target Series B Preferred Stock, 43,436,457 shares of which are issued and outstanding. As of the date of this Agreement, all outstanding shares of Target Common Stock and Target Preferred Stock are owned of record by the Persons set forth in Section 4.4(a) of the Target Disclosure Schedule in the respective amounts set forth thereon and the names and addresses set forth thereon are true and correct. After giving effect to the termination of Target Options and Target Warrants pursuant to Section 2.11, there will be 6,307,506 shares of Target Common Stock, 11,415,548 shares of Target Series A Senior Preferred Stock, 2,283,096 shares of Target Series A Junior Preferred Stock and 43,436,457 shares of Target Series B Preferred Stock issued and outstanding immediately prior to the Effective Time, all of which will be owned of record by the Persons set forth in Section 4.4(a) of the Target Disclosure Schedule (assuming no share transfers take place between the date of this Agreement and the Effective Time).

(b) Except as set forth in Section 4.4 of the Target Disclosure Schedule, there are no (i) outstanding options, warrants, convertible securities, Contracts or rights of any kind to purchase or otherwise acquire from Target any shares of Target Common Stock, or (ii) Contracts under which Target is obligated to redeem, repurchase or otherwise acquire any shares of outstanding Target Common Stock or any other securities. Except for issuances of Target Stock upon the exercise or termination of the rights disclosed on Section 4.4 of the Target Disclosure Schedule, no shares of Target Stock are reserved or authorized for issuance other than pursuant to the Target Option Plan as in effect on the date hereof.

(c) All outstanding shares of Target Stock have been duly authorized and validly issued, are fully paid and non-assessable and were issued in compliance with all applicable Charter Documents of Target, all Contracts binding upon Target and all applicable Laws, including applicable securities Laws.

(d) Other than as set forth herein, no Target Company currently has any outstanding vote, plan or pending proposal involving any merger or consolidation of any Target Company with or into any other Person, any sale of Target Stock or any sale of Assets of any Target Company (excluding plans or proposals for the sale or license of Target products and services in the ordinary course of its business consistent with past practice).

(e) To Target’s knowledge, except as set forth in Section 4.4 of the Target Disclosure Schedule, there are no Contracts among any Persons which affect or relate to the voting or giving of written consents with respect to any Target Stock.

4.5 Financial and Corporate Records.

(a) The books and records of Target have been properly prepared and maintained in form and substance adequate for preparing audited financial statements in accordance with GAAP.

(b) Accurate and complete copies of the contents of the minute books and stock books for Target have been delivered to Acquiror. Such minute books and stock books include (i) minutes of all meetings of the stockholders and the Target Board subsequent to January 1, 2005 and any committees of the Target Board subsequent to January 1, 2005 at which any material action was taken, which minutes accurately record all material actions taken at such meetings, (ii) accurate and complete written statements of all actions taken by the stockholders of Target in their capacities as stockholders of Target and the Target Board subsequent to January 1, 2005 and any committees of the Target Board subsequent to January 1, 2005, in each case, acting by written consent without a meeting and (iii) accurate and complete records of the subscription, issuance, transfer and cancellation of all shares of capital stock and all other securities issued since the date of incorporation. None of the stockholders, the Target Board or any committee of the Target Board acting in his, her, its or their capacity as such has taken any material action with respect to Target other than those actions reflected in the records referenced in clauses (i) and (ii) of the preceding sentence.

(c) Section 4.5 of the Target Disclosure Schedule contains an accurate and complete list of all of Target’s bank accounts, other accounts, certificates of deposit, marketable securities, other investments, safe deposit boxes, lock boxes and safes, and the names of all officers, employees or other individuals who have access thereto or are authorized to make withdrawals therefrom or dispositions thereof.

4.6 Compliance with Laws; Permits.

(a) Except as set forth on Section 4.6 of the Target Disclosure Schedule, (i) each Target Company is in compliance in all material respects with each Judgment and with each material Law that is applicable to it or to the conduct of any of its business or the ownership or use of any of its Assets, (ii) each Target Company has at all times been in compliance in all material respects with each Judgment or material Law that is or was applicable to it or to the conduct of any of its businesses or the ownership or use of any of its Assets, (iii) no event has occurred, and no condition or circumstance exists, that might (with or without notice or lapse of time) constitute or result in a Default by any Target Company of any Judgment, or a failure on the part of any Target Company to comply in any material respect with, any Law applicable to it and (iv) no Target Company has received, at any time, any notice or other communication (in writing or otherwise) from any Governmental Body or any other Person regarding (A) any actual, alleged, possible or potential material violation of, or material failure to comply with, any Judgment or applicable Law or (B) any actual, alleged, possible or potential obligation on the part of any Target Company to undertake, or to bear all or any portion of the cost of, any environmental cleanup or any environmental remedial, corrective or response action of any nature.

(b) Except as set forth on Section 4.6 of the Target Disclosure Schedule, each Target Company has obtained and holds all Permits required for the lawful operation of its business as and where such business is presently conducted. All Permits held by the Target Companies are listed on Section 4.6 of the Target Disclosure Schedule, and accurate and complete copies of such Permits have been delivered to Acquiror.

4.7 Target Financial Statements.

(a) Target’s Fiscal Year ends on September 30.

(b) Target has delivered to Acquiror correct and complete copies of (i) its annual audited consolidated financial statements for the 2008 and 2009 fiscal years and the related statements of income and cash flows and stockholders’ equity for such fiscal years and (ii) a balance sheet of the Target Business (the “Latest Balance Sheet”) as of March 31, 2010 (the “Latest Balance Sheet Date”) and related unaudited statements of income and cash flows and stockholders’ equity of Target for the six months then ended. All such financial statements are referred to herein collectively as the “Target Financial Statements.”

(c) The Target Financial Statements are consistent in all material respects with the books and records of Target, and there have not been any material transactions that have not been recorded in the accounting records underlying such Target Financial Statements. The profit and loss statements reflect all costs that historically have been incurred by the Target Business. The Target Financial Statements (other than the unaudited Target Financial Statements) have been prepared in accordance with GAAP and present fairly the financial position of Target as of the dates thereof, and the results of its operations for the periods then ended, subject to the absence of notes in the case of unaudited Target Financial Statements.

4.8 Assets.

(a) Section 4.8 of the Target Disclosure Schedule contains an accurate and complete list of all Assets of Target as reflected on the Latest Balance Sheet including (i) Cash Assets, itemized by bank or other account, showing cost and market value if different from cost, (ii) each Account Receivable and in respect thereof aging of such Account Receivable as of the Latest Balance Sheet Date and showing customer names, individual invoice dates, individual invoice amounts and allowances for doubtful accounts, or, in the case of earned but not billed receivables, customer names and individual dates on which the receivables are billable, (iii) other current Assets (other than Accounts Receivable), itemized by category and with appropriate explanation, (iv) Tangible Property, grouped as to type, showing cost, accumulated depreciation and net book value and (v) Software and Intangibles, showing cost or amount capitalized, accumulated amortization and net book value.

(b) Section 4.8 of the Target Disclosure Schedule accurately identifies all Assets that are being leased or licensed to any Target Company as of the Latest Balance Sheet Date, other than those Assets licensed to a Target Company pursuant to “shrink-wrap” licenses for off-the-shelf software.

(c) Except as disclosed on Section 4.8 of the Target Disclosure Schedule, each Target Company owns and has good and marketable title to, all of its Assets that are purported to be owned by it and has the right to transfer all rights, title and interest in such Assets, free and clear of any Encumbrance except for Permitted Encumbrances.

(d) Except for the Assets listed on Section 4.8 of the Target Disclosure Schedule, Target has all Assets, excluding Intangibles of Target (which are covered by Section 4.15), necessary to operate, or which are material to the operation of, the Target Business as currently conducted.

4.9 Obligations.

(a) Section 4.9 of the Target Disclosure Schedule contains an accurate and complete list of all of Target’s Obligations reflected on the Latest Balance Sheet, itemized by balance sheet account, and with aggregate net balances equal to the balances on the Latest Balance Sheet including (i) Accounts Payable, (ii) accrued expenses and reserves, itemized by category and with appropriate explanation, (iii) deferred revenues, itemized by customer and time periods and (iv) other current and long-term liabilities.

(b) Target does not have any Obligations required to be set forth on a balance sheet prepared in accordance with GAAP, other than (i) Obligations identified as such in the “liabilities” column on the Latest Balance Sheet, (ii) Obligations set forth on Section 4.9 of the Target Disclosure Schedule, (iii) Obligations under Contracts of the type listed on Section 4.16 of the Target Disclosure Schedule, provided that as of the Latest Balance Sheet Date, no such Obligation consisted of or resulted from a Default under any such Contract and (iv) Obligations that were incurred since the Latest Balance Sheet Date in the ordinary course of business. Except as described on Section 4.9 of the Target Disclosure Schedule, none of Target’s Obligations are guaranteed by any Person.

4.10 Operations Since the Latest Balance Sheet Date. Except as set forth on Section 4.10 of the Target Disclosure Schedule, since the Latest Balance Sheet Date:

(a) to the date of this Agreement, no Target Company has (i) pledged or hypothecated any of its Assets or otherwise permitted any of its Assets to become subject to any Encumbrance other than Permitted Encumbrances, if any, (ii) incurred or suffered the incurrence of any Obligation (except in the ordinary course of its business consistent with its past practices), (iii) made any loan or advance to any Person, (iv) assumed, guaranteed or otherwise become liable for any Obligation of any Person, (v) committed for any capital expenditure involving in excess of $25,000 in any single case or $50,000 in the aggregate, (vi) purchased, leased, sold, abandoned or otherwise acquired or disposed of any business or Assets (except in the ordinary course of its business consistent with its past practices), (vii) waived or released any right or canceled or forgiven any debt or claim involving in excess of $25,000 in any single case or $50,000 in the aggregate, (viii) discharged any Encumbrance or discharged or paid any Indebtedness or other Obligation (except in the ordinary course of its business consistent with its past practices), (ix) assumed or entered into any material Contract other than this Agreement and the Target Specified Contracts, (x) amended or terminated any Target Specified Contract (other than termination upon expiration of the contractually specified term thereof), (xi) increased, or authorized an increase in, the compensation or benefits paid or provided to any of its directors, officers, employees, salesmen, agents or representatives (other than pursuant to the existing terms of a Target Specified Contract), (xii) established, adopted or amended (including any amendment with a future effective date)

any Target Employee Benefit Plan, (xiii) declared, accrued, set aside, or paid any dividend or made any other distribution (other than a stock repurchase) in respect of any shares of capital stock, other securities or other Assets, (xiv) repurchased, redeemed or otherwise reacquired any shares of capital stock or other securities (other than repurchases of unvested shares or forfeitures of unvested options upon termination of service), (xv) sold or otherwise issued any shares of capital stock or any other securities (other than option or warrant exercises reflected in Section 4.4 of the Target Disclosure Schedule), (xvi) amended its Charter Documents, (xvii) been a party to any merger, consolidation, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction, (xviii) accrued any deferred bonuses or compensation due to any stockholder, employee or agent of Target, or paid any such deferred bonuses or compensation except to the extent such deferred bonuses or compensation was accrued on the Latest Balance Sheet, (xix) changed any of its methods of accounting or accounting practices in any respect or (xx) made any Tax election or entered into any agreement or arrangement with respect to Taxes.

(b) there has been no Material Adverse Effect on or material casualty loss affecting Target or the Target Business, and there has been no loss, damage or destruction to, any of the Assets (whether or not covered by insurance) of Target.

4.11 Accounts Receivable. Set forth on Section 4.8 of the Target Disclosure Schedule is a list of all Accounts Receivable of Target as of the Latest Balance Sheet Date. All such accounts arose in the ordinary course of business and are proper and valid Accounts Receivable, and, except to the extent reserves have been established for such Accounts Receivable and such reserves are reflected on the Latest Balance Sheet, can, to Target’s knowledge, be collected by Target in full (without any counterclaim or setoff). There are no refunds, discounts, rights of setoff or assignments affecting any such Accounts Receivable. Amounts of deferred revenues appear on Target’s books and records, in accordance with GAAP, with respect to Target’s (a) billed but unearned Accounts Receivable, (b) previously billed and collected Accounts Receivable still unearned, and (c) unearned customer deposits. To Target’s knowledge, except as may pertain to any matter described on Schedule 4.16 of the Target Disclosure Schedule, there are no facts or circumstances (other than general conditions affecting the U.S. economy or Target’s industry and not disproportionately affecting Target or any of its customers) that are reasonably likely to result in any increase in the uncollectibility of the Accounts Receivable of Target.

4.12 Tangible Property. The material Tangible Property of the Target Companies, wherever located, in the aggregate (a) is in satisfactory operating condition, ordinary wear and tear excepted for the purposes for which it is employed by the Target companies and (b) is suitable in all material respects for the Target Business as presently conducted.

4.13 Real Property. No Target Company owns, nor has any Target Company ever owned, any Real Property. Section 4.13 of the Target Disclosure Schedule contains an accurate and complete list of all Real Property leased by the Target Companies, showing use (e.g., sales office, headquarters), location, rental cost and landlord. All Real Property under lease to the Target Companies is in good condition, ordinary wear and tear excepted, and is sufficient for the current and currently contemplated business of Target. To the knowledge of Target, (i) no such leased Real Property, nor the occupancy, maintenance or use thereof, is in Default under any Contract or Law, and (ii) no notice or threat from any lessor, Governmental Body or other Person has been received by any Target Company or served upon any such leased Real Property claiming any Default or Obligation under any Contract or Law, or requiring or calling attention to the need for any work, repairs, construction, alteration, installations or environmental remediation. To the knowledge of Target, no Proceedings are pending which would affect the zoning or use of any Real Property leased by any Target Company. To the knowledge of Target, no portion of Real Property leased by any Target Company is within an identified flood plain or other designated flood hazard area as established under any Law or otherwise by any governmental authority. All utilities, including water, gas, telephone, electricity, sanitary and storm sewers, are currently available to all of the Real Property leased by the Target Companies at market rates, and are adequate to serve the Real Property leased by the Target Companies for the current and currently contemplated use thereof.

4.14 Environmental Matters. All Target Companies are in material compliance with all applicable Environmental Laws, which material compliance includes the possession by the Target Companies of all Permits required under applicable Environmental Laws, and in material compliance with the terms and conditions thereof. To the knowledge of Target, there has not been any Target Environmental Condition (a) at the premises at which the Target Business has been conducted by the Target Companies or any predecessor thereof, (b) at any property owned, leased or operated at any time by any Target Company, any Person controlled by any Target Company or any predecessor of any of them or (c) at any property at which wastes have been deposited or disposed by or at the behest or direction of any of the foregoing, nor has any Target Company received notice of any such Target Environmental Condition. “Target Environmental Condition” means any condition or circumstance, including a Release or the presence of Hazardous Substances, whether created by any Target Company or any third party, at or relating to any such property or premises specified in any of clauses (a) through (c) of the preceding sentence that affects any Target Company and does or may reasonably be expected to (x) require abatement or correction under an Environmental Law, (y) give rise to any civil or criminal liability on the part of any Target Company under an Environmental Law or (z) create a public or private nuisance.

4.15 Software and Other Intangibles.

(a) Section 4.15 of the Target Disclosure Schedule contains an accurate and complete list of all Target Intangibles, and with respect to each item indicates whether it is owned or licensed. Section 4.15 of the Target Disclosure Schedule also sets forth all applications and registrations covering the Target Intangibles registered in the Target Company name, including the application or registration number, the subject matter and the expiration or renewal dates. Except as set forth on Section 4.15 of the Target Disclosure Schedule, no other Target Intangibles are used in the operation of the Target Business as currently conducted. Except as set forth on Section 4.15 of the Target Disclosure Schedule, no Target Intangible has been applied for, registered, recorded or filed by any Target Company in the Target Company name in or with the U.S. Copyright Office, the U.S. Patent and Trademark Office or any equivalent Governmental Body anywhere in the world, nor has any application to register been filed by any Target Company in any such office or with any such Governmental Body, including any intent-to-use application.

(b) All Target Owned Intangibles are valid, enforceable and subsisting and in compliance with all formal legal requirements. The Target Companies have good and indefeasible title to, or have the full right to use, all of the Target Intangibles, free and clear of any Encumbrance as to Target Owned Intangibles. Except as set forth on Section 4.15 of the Target Disclosure Schedule, no rights of any third party are necessary to market, license, sell, use, support, maintain, modify, update, and/or create derivative works of the Target Products. Except as set forth on Section 4.15 of the Target Disclosure Schedule, as of the Closing Date all Target Owned Intangibles will continue to be fully transferable, alienable or licensable by the Surviving Corporation without restriction and without payment of any kind to any third party. No Affiliate of Target uses or licenses any of the Target Intangibles and Target does not use any Intangibles held by any of its Affiliates.

(c) Except as set forth on Section 4.15 of the Target Disclosure Schedule, all of the Target Owned Intangibles were created as a work for hire (as defined under U.S. copyright law) by regular full time employees, consultants or independent contractors of the Target Companies. Except as set forth on Section 4.15 of the Target Disclosure Schedule, all past, and present employees, consultants or independent contractors of the Target Companies have entered into valid and binding written agreements with Target sufficient to vest title in Target of all Target Owned Intangibles, including all accompanying copyright, patent, trade secret and other proprietary and intellectual property rights, created by such employee, consultant or independent contractor while employed by the Target Companies.

(d) None of the Target Products or their respective past or current uses by the Target Companies, including the preparation, distribution, marketing, licensing, support or maintenance thereof, has violated or infringed upon, or is violating or infringing upon, any Software, technology, patent, copyright, trade secret or other proprietary or intellectual property right of any Person; the foregoing representation is given to the knowledge of the Target Company with respect to patents. None of the Target Products are subject to any Judgment applicable to any Target Company. To the knowledge of the Target Company, no proceeding is pending or is threatened, nor has any claim or demand been made, which challenges or challenged the legality, validity, enforceability, use or exclusive ownership by Target Company of any of the Target Owned Intangibles. To the knowledge of the Target Company, no Person is violating or infringing upon, or has violated or infringed upon at any time, any of the Target Owned Intangibles.

(e) Target has taken adequate steps to protect Target’s rights in all trade secrets and copyrights with respect to the Target Intangibles. Target has and enforces a policy requiring each employee and consultant to execute and deliver a nondisclosure agreement substantially in the form previously provided to Acquiror and, except in the case of those employees or consultants whose duties could not materially affect the operations of Target or the services provided to any individual customer of Target, all employees and consultants of Target have executed and delivered such an agreement to Target.

(f) Any license, sublicense or other Contract covering or relating to any Target Intangible is listed on Section 4.15 of the Target Disclosure Schedule and is legal, valid, binding, enforceable and in full force and effect, and upon consummation of the transactions contemplated hereby, will continue to be legal, valid, binding, enforceable and in full force and effect on terms identical to those in effect immediately prior to the consummation of the transactions contemplated hereby and without payment of any additional amounts or consideration other than outgoing fees, royalties or payments which any Target Company would otherwise be required to pay and without obtaining the consent or permission or giving notice to any party to such licenses, sublicenses or other Contracts. Neither any Target Company, nor, to Target’s knowledge, the other party to any license, sublicense or other Contract covering or relating to any Target Intangible is in Default under any such license, sublicense or other Contract, or has performed any act or omitted to perform any act which, with notice or lapse of time or both, will become or result in a material violation, breach or default thereunder. To the knowledge of Target, no Proceeding is pending or is being or has been threatened nor has any claim or demand been made, which challenges the legality, validity, enforceability or ownership of any license, sublicense or other Contract to which any Target Company is a party covering or relating to any Target Intangible.

(g) Set forth on Section 4.15 of the Target Disclosure Schedule are all Internet domain names related to the Target Business (“Target Domain Names”). Target is the registrant of all Target Domain Names, and all registrations of Target Domain Names are in good standing until such dates as set forth on Section 4.15 of the Target Disclosure Schedule. No action has been taken or is pending to challenge rights to, suspend, cancel or disable any Target Domain Name, registration therefor or the right of Target to use a Target Domain Name. Target has all right, title and interest in and to, and rights to use on the Internet and otherwise as a trademark and trade name, the Target Domain Names.

(h) Target has at all times maintained in connection with its operations, activity, conduct, and business on the World Wide Web (“Web”) and any and all other applicable Internet operations, activity, conduct, and business, at all times during such operations, activity, conduct, and business, a written privacy statement or policy governing the collection, maintenance, and use of data and information collected from users of Web sites owned, operated, or maintained by, on behalf of, or for the benefit of Target in connection with or related to the Target Business. Such statement or policy, along with Target’s collection, maintenance, and use of user data and information and transfer thereof to Acquiror under this Agreement, complies in all material respects with all applicable Laws, including Laws of the U.S. Federal Trade Commission and Target’s privacy statements and policies. Target’s privacy statement or policy does not in any manner restrict or limit Target’s or Target’s successors’ rights to use, sell, license, distribute, and disclose such collected data.

(i) To the knowledge of the Target Company, there are no linking, hyperlinking, deep-linking, framing, or other means or method by which a Target Web Site visitor may move or transfer directly from any Target Web Site to another Web site or view or access another Web site from any Target Web Site.

4.16 Contracts.

(a) Section 4.16(a) of the Target Disclosure Schedule contains an accurate and complete list of all of the following types of Contracts to which any Target Company is a party or by which any Target Company is bound as of the date of this Agreement (such listed Contracts, collectively, the “Target Specified Contracts”), and in the case of the Target Specified Contracts, grouped into the following categories:

(i) Contracts under which a Target Company is the licensor or provider of services, and other customer Contracts (the “Target Customer Contracts”);

(ii) Contracts (other than Target Customer Contracts) providing a Target Company with access to third party Software in connection with the performance of any Customer Contract, other than “shrink-wrap” licenses for off-the-shelf software;

(iii) Contracts for the purchase or lease of Real Property or otherwise concerning Real Property (including service Contracts) owned, leased or otherwise used by a Target Company;

(iv) loan agreements, mortgages, notes, debentures, bonds, guarantees, letters of credit and other financing Contracts;

(v) except as disclosed pursuant to clause (ii) above, Contracts for the purchase, lease and/or maintenance of computer equipment and other equipment, Contracts for the purchase, license, lease and/or maintenance of Software under which a Target Company is the purchaser, licensee, lessee or user in excess of $25,000 in any individual case or $50,000 in the aggregate with respect to any particular Person, and other supplier Contracts in excess of $25,000 in any individual case or $50,000 in the aggregate with respect to any particular Person;

(vi) employment, consulting and sales representative or agency Contracts (excluding (A) Contracts which constitute Target Employee Benefit Plans listed on Section 4.18 of the Target Disclosure Schedule, (B) Contracts with employees for “at will” employment which may be terminated by Target on 30 days or less notice without further liability (other than pursuant to applicable Law), and (C) Contracts with independent contractors engaged by a Target Company for services that individually involve less than $50,000);

(vii) except as disclosed pursuant to clauses (ii) or (v) above or Section 4.15, Contracts under which any rights in and/or ownership of any Software product, technology or other Target Intangible, or any prior version thereof, or any part of the customer base, business or Assets of any Target Company, or any shares or other ownership interests in Target (or any of its predecessors) was acquired (other than Target’s standard form of employee invention assignment agreement);

(viii) Contracts other than Target Customer Contracts containing clauses that prohibit or restrict any Target Company from soliciting any employee or customer of any other Person;

(ix) Contracts not covered by the foregoing clauses for the future purchase of, or payment for, supplies or products, or the performance of services by a third party, in excess of $25,000 in any individual case, or any Contracts for the sale of supplies or products or the performance of services that involve an amount in excess of $50,000 with respect to any one supplier or other party;

(x) except to the extent disclosed pursuant to the foregoing clauses, Contracts for any capital expenditure or leasehold improvements;

(xi) except to the extent disclosed pursuant to the foregoing clauses, Contracts under which any Encumbrances (other than Permitted Encumbrances) exist;

(xii) other Contracts material to the Target Business (excluding Contracts which constitute Insurance Policies listed on Section 4.21 of the Target Disclosure Schedule); and

(xiii) Contracts prohibiting or restricting any Target Company from engaging in any business in any material respect through a most-favored-nation clause, non-solicitation provision, restrictions as to operating territories or any similar means.

A description of each oral Target Specified Contract is included on Section 4.16(a) of the Target Disclosure Schedule, and true and correct copies of each written Specified Contract have been delivered to Acquiror.

(b) Each Target Specified Contract is valid and in full force and effect, and is enforceable by the Target Companies in accordance with its terms.

(c) Except as set forth on Section 4.16(c) of the Target Disclosure Schedule, (i) no Target Company is in Default under any Target Specified Contract in any material respect, and, to Target’s knowledge, as of the date of this Agreement, no other Person is in Default under any Target Specified Contract in any material respect, (ii) as of the date of this Agreement, no written notice to an appropriate recipient at any Target Company has been received regarding any actual, alleged, possible or potential Default under any Specified Contract and (iii) no Target Company has waived any of its material rights under any Target Specified Contract. Except as set forth on Section 4.16(c) of the Target Disclosure Schedule, as of the date of this Agreement none of the customers of any Target Company under a Target Customer Contract has informed Target Company, in writing or otherwise, that (x) it will or intends to terminate or not renew its Contract with a Target Company before the scheduled expiration date, (y) it will otherwise terminate its relationship with a Target Company or (z) it may otherwise reduce the volume of business transacted with the Target Companies below historical levels. To Target’s knowledge, the Transactions do not and will not adversely affect any Target Company’s relations with any of its customers. Target has delivered to Acquiror an accurate and complete copy of the most recent customer surveys of Target (if any).

(d) The performance of the Target Specified Contracts in accordance with their respective terms will not result in any violation of or failure to comply with any Judgment or material Law applicable to any Target Company on or prior to the Closing Date.

(e) Except as set forth on Section 4.16(e) of the Target Disclosure Schedule, as of the date of this Agreement, no Person is renegotiating, or has given written notice to an appropriate recipient that it intends to renegotiate, any amount paid or payable to a Target Company under any Target Specified Contract that is a Customer Contract or any other term or provision of any Target Specified Contract that is a Customer Contract.

(f) The Target Specified Contracts are all the Contracts necessary and sufficient to operate the Target Business. Except as set forth on Section 4.16(f) of the Target Disclosure Schedule, none of the Target Specified Contracts require any Target Company to purchase minimum amounts of goods or services. Except as set forth on Section 4.16(f) of the Target Disclosure Schedule, there are no currently outstanding formal proposals or offers submitted in writing by any Target Company to any customer, prospect, supplier or other Person which, if accepted, would result in a legally binding Contract of such Person involving an amount or commitment exceeding $10,000 in any single case or an aggregate amount or commitment exceeding $50,000.

4.17 Employees and Independent Contractors.

(a) Target has delivered to Acquiror an accurate and complete list of all of the employees of the Target Companies (including any such employee who is on a leave of absence or on layoff status) and (i) their titles, (ii) their social security numbers and principal residence address, (iii) their dates of hire, (iv) their current salaries or wages and all bonuses, commissions and incentives paid at any time during 2009, (v) their last compensation changes and the dates on which such changes were made, (vi) any specific bonus, commission or incentive plans or agreements for or with them; (vi) any Permit that is held by them and that relates to the Target Business and (vii) any outstanding loans or advances made to them. For all employees who are currently on a leave of absence (whether paid or unpaid), the list also includes the reasons for the leave of absence, the expected return date, and whether reemployment of such employee is guaranteed under contract or statute. For all employees who have requested a leave of absence to commence at any time after the date of this agreement, the list also includes the reason for the leave, the expected length of such leave, and whether reemployment of such employee is guaranteed by contract or statute.

(b) Except pursuant to a Contract listed on Section 4.16 of the Target Disclosure Schedule, no Target Company has engaged any sales representatives, temporary employees or independent contractors for services involving individually in excess of $50,000.

(c) Except as limited by the specific and express terms of any employment Contracts listed on Section 4.16 of the Target Disclosure Schedule and except for any limitations of general application which may be imposed under applicable employment Laws, the Target Companies have the right to terminate the employment of each of its employees and temporary employees at will and to terminate the engagement of any of its independent contractors without payment to such employee, temporary employee or independent contractor other than for services rendered through termination and without incurring any penalty or Obligation other than liability for severance pay in accordance with Target’s disclosed severance pay policy. Except as set forth on Section 4.17 of the Target Disclosure Schedule, target has no liabilities or Obligations with respect to any employee, temporary employee, director or consultant of any Target Subsidiary and the termination of such employment or severance by any Target Subsidiary will not result in any liability or Obligation of, or penalty to Target.

(d) Except as disclosed in Section 4.17 of the Target Disclosure Schedule, each Target Company is, and each Target Company has been at all material times, in material compliance with all applicable material Laws relating to employment and employment practices, terms and conditions of employment and wages and hours, including, any such Laws respecting minimum wage and overtime payments, employment discrimination, workers’ compensation, family and medical leave, the Immigration Reform and Control Act, and occupational safety and health requirements, and has not and is not engaged in any unfair labor practice. No Target Company has any material obligations under COBRA or any similar state law with respect to any former employee or qualifying beneficiaries thereunder. There are no controversies pending or, to Target’s knowledge, threatened between any Target Company and any of its employees or former employees. No Target Company has incurred any liability under, and has complied in all material respects with, the worker adjustment and retraining notification act (“WARN”), or any similar state law, to the extent applicable to the Target Companies, and to Target’s knowledge, no fact or event exists that would reasonably be expected to give rise to liability under WARN, or any equivalent state law. Target has delivered to Acquiror accurate and complete copies of all employee manuals and handbooks, disclosure materials, policy statements and other materials relating to the employment of the current and employees during the two years prior to the date hereof of the Target Companies. To the knowledge of Target, the relations of the Target Companies’ with their employees are currently on a good and normal basis.

(e) No Target Company has ever been a party to or bound by any union or collective bargaining Contract, nor is any such Contract currently in effect or being negotiated by or on behalf of any Target Company.

(f) Set forth on Section 4.17 of the Target Disclosure Schedule is a list of all employees who have entered into noncompete, or non solicitation agreements with any Target Company. To Target’s knowledge, none of these employees are in breach of their respective agreements.

(g) To Target’s knowledge, (i) no employee of any Target Company has received an offer to join a business that may be competitive with any Target Company or the Target Business and (ii) no employee of any Target Company is a party to or is bound by any confidentiality agreement, noncompetition agreement or other Contract (with any Person) that may have an adverse effect on (A) the performance by such employee of any of his duties or responsibilities as an employee of a Target Company, or (B) any of the businesses or operations of the Target Companies.

(h) To Target’s knowledge, all Persons classified by the Target Companies as independent contractors satisfy and have at all times satisfied the requirements of applicable Law to be so classified; each Target Company has fully and accurately reported their compensation on IRS Forms 1099 when required to do so; and no Target Company has any obligations to provide benefits with respect to such Persons under the Target Employee Benefit Plans or otherwise.

(i) No individuals are currently providing, or have ever provided, services to any Target Company pursuant to a leasing agreement or similar type of arrangement, nor has any Target Company entered into any arrangement whereby services will be provided by such individuals.

(j) Except as set forth on Section 4.17 of the Target Disclosure Schedule, since December 31, 2008, no employee of any Target Company having an annual salary of $50,000 or more has indicated an intention to terminate or has terminated his or her employment with such Target Company. To Target’s knowledge, the Transactions will not adversely affect relations with any employees of any Target Company.

4.18 Target Employee Benefit Plans.

(a) Section 4.18 of the Target Disclosure Schedule contains an accurate and complete list of all Target Employee Benefit Plans. Accurate and complete copies of all the following documents with respect to each Target Employee Benefit Plan, to the extent applicable, have been delivered to Acquiror: (A) all documents constituting the Target Employee Benefit Plan, including trust agreements, insurance policies, service agreements, and amendments thereto; (B) the three most recently filed Forms 5500 and any financial statements attached thereto; (C) all Internal Revenue Service (“IRS”) determination letters for the Target Employee Benefit Plan; (D) the most recent summary plan description and any amendments or modifications thereof; (E) all reports submitted within the preceding three years by third-party administrators, actuaries, investment managers, consultants, or other independent contractors; (F) all notices that were issued within the preceding three years by the IRS, United States Department of Labor, or any other Governmental Body with respect to the Target Employee Benefit Plan; and (G) all employee manuals or handbooks containing personnel or employee relations policies. For purposes of the following provisions of this Section 4.18, the term “Target” includes any ERISA Affiliate of Target.

(b) Target has not proposed any employee benefit plans or arrangements which it plans to establish or maintain or to which it plans to contribute or proposed any changes to any Target Employee Benefit Plans now in effect, except as may otherwise be required pursuant to this Agreement.

(c) Each Target Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code (i) has received, or has applied for, a favorable determination letter from the IRS that such Target Employee Benefit Plan satisfies the qualification requirements of Section 401(a) of the Code and that such Target Employee Benefit Plan’s related trust is exempt from tax under Section 501(a) of the Code or (ii) is maintained under an IRS approved prototype plan with respect to which Target may rely on the opinion letter issue to the prototype sponsor as to such Target Employee Benefit Plan’s qualified status. Other than the Target Employee Benefit Plans listed on Section 4.18 of the Target Disclosure Schedule, Target has never maintained or contributed to any other Target Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code. No fact exists or is reasonably expected to arise, with respect to the design or operation of each such Target Employee Benefit Plan that could cause the loss of such qualification or exemption or the imposition of any material liability, lien, penalty, or tax under ERISA or the Code. Each such Target Employee Benefit Plan has been timely amended to comply with current Law.

(d) With respect to the Target Employee Benefit Plans, Target will have made, on or before the Closing Date, all payments required to be made by them on or before the Closing Date and will have accrued (in accordance with GAAP) as of the Closing Date all payments due but not yet payable as of the Closing Date. All monies withheld from employee paychecks with respect to Target Employee Benefit Plans have been transferred to the appropriate Target Employee Benefit Plan in a timely manner as required by applicable Law.

(e) All of the Target Employee Benefit Plans conform and are, and have been, operated in material compliance with their provisions and with all applicable Laws including ERISA and the Code and the regulations and rulings thereunder.

(f) With respect to each Target Employee Benefit Plan, there has occurred no non-exempt “prohibited transaction” (within the meaning of Section 4975 of the Code or Section 406 of ERISA) or breach of any fiduciary duty described in Section 404 of ERISA that could result in any material Obligation, direct or indirect, for Target or any stockholder, officer, director, or employee of Target.

(g) Target does not sponsor, maintain or contribute to, and has never sponsored, maintained or contributed to, or had any Obligation with respect to, any employee benefit plan subject to Section 302 of ERISA, Section 412 of the Code or Title IV of ERISA. Target does not contribute to, and has never contributed to or had any other Obligation with respect to, a multiemployer plan (as defined in Section 3(37) of ERISA). No Target Employee Benefit Plan is a “multiple employer plan” within the meaning of Section 413 of the Code. Target does not have any plan administration responsibilities, Obligations or fiduciary responsibilities or duties with respect to any benefit plan which is maintained by an employer that is not an ERISA Affiliate.

(h) Except as set forth on Section 4.18 of the Target Disclosure Schedule, neither the execution and delivery of this Agreement or any of the other Transaction Documents nor the consummation of the Transactions will (i) result in any payment (including any severance, unemployment compensation or golden parachute payment) becoming due from Target under any of the Target Employee Benefit Plans, (ii) increase any benefits otherwise payable under any of the Target Benefit Plans, or (iii) result in the acceleration of the time of payment or vesting of any such benefits to any extent. No payments or benefits under any Target Employee Benefit Plan or other agreement of Target are, or are expected to be, subject to the disallowance of a deduction under Section 162(m) of the Code. Target has no obligation to indemnify, hold harmless or gross-up any individual with respect to any excise tax imposed under Section 4999 of the Code.

(i) Target has not incurred any Obligation for any excise, income or other taxes or penalties with respect to any Target Employee Benefit Plan, and to Target’s knowledge, no event has occurred and no circumstance exists or has existed that could give rise to any Obligation. There are no pending Proceedings that have been asserted or instituted against any of the Target Employee Benefit Plans, the Assets of any of the trusts under such plans, the plan sponsor, the plan administrator or any fiduciary of any such plan (other than routine benefit claims), including Proceedings by the IRS, U.S. Department of Labor or any other Government Body, and, to Target’s knowledge, there are no facts which could form the basis for any such Proceedings. No matters are pending with respect to any Target Employee Benefit Plan under any IRS correction program.

(j) All Target Employee Benefit Plans may be amended or terminated without penalty or increased liability (other than for benefits accrued to date of amendment or termination under such plan) by Acquiror at any time on or after the Effective Time.

(k) Any Target Employee Benefit Plan that is a group health plan (within the meaning of Section 4980B(g)(2) of the Code) complies, and in each and every case has substantially complied, with all of the requirements of Section 4980B of the Code, ERISA, Title XXII of the Public Health Service Act, the applicable provisions of the Social Security Act, the Health Insurance Portability and Accountability Act of 1996, and other applicable Laws, and no such Target Employee Benefit Plan provides health or other benefits after an employee’s or former employee’s retirement or other termination of employment except as required by Section 4980B of the Code.

(l) Except as disclosed on Section 4.18 of the Target Disclosure Schedule, no employee, director or consultant of any Target Subsidiary is eligible to participate in, or is entitled to any benefit under any Target Employee Benefit Plan.

(m) Target does not maintain, have any obligation to contribute to or have any Obligation with respect to, any benefit plan or arrangement outside the U.S. and has never had any Obligation or liability with respect to any such benefit plan or arrangement. Target does not employ and has never employed any individual outside of the United States.

(n) Target has never been party to any arrangement that is or was a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code. Any Target Employee Benefit Plan that is deemed to constitute a nonqualified deferred compensation plan subject to Section 409A of the Code has been operated between January 1, 2005 and December 31, 2008 in good faith compliance with Section 409A of the Code and the applicable notices and proposed regulations thereunder, and since January 1, 2009 has been operated in accordance with, and is in material documentary compliance with, the final regulations under Section 409A of the Code. Target has no obligation to indemnify, hold harmless or gross up any individual with respect to any penalty tax or interest under Section 409A of the Code.

4.19 Taxes. Except as set forth on Section 4.19 of the Target Disclosure Schedule:

(a) All material Tax Returns required to have been filed by or with respect to any Target Company or any affiliated, combined, consolidated, unitary or similar group of which any Target Company is a member (a “Target Relevant Group”) have been duly and timely filed (or, if due between the date hereof and the Closing Date, will be duly and timely filed), and each such Tax Return correctly and completely reflects Obligation for Taxes and all other information required to be reported thereon in all material respects. All material Taxes owed by any Target Company or any member of a Target Relevant Group (whether or not shown on any Tax Return) have been timely paid, or adequately reserved for on the Closing Balance Sheet. The Target Companies have adequately provided for, in their books of account and related records, all Obligations for any material unpaid Taxes, being current Taxes not yet due and payable.

(b) No action or audit is currently pending with respect to any Target Company in respect of any Taxes. No action or audit has been proposed nor dispute or claim raised, in writing by an applicable Taxing Authority with respect to any Target Company in respect of Taxes. No Target Company is the beneficiary of any extension of time within which to file any Tax Return, nor has any Target Company made (or had made on their behalf) any requests for such extensions. No claim has been made within the past five years by an authority in a jurisdiction where any Target Company does not file Tax Returns that any of them is or may be subject to taxation by that jurisdiction or that any of them must file Tax Returns. There are no liens on any assets of any Target Company with respect to Taxes except for Taxes not yet due and payable.

(c) The Target Companies have withheld and timely paid all material Taxes required to have been withheld and paid and have complied with all information reporting and backup withholding requirements, including maintenance of required records with respect thereto.

(d) Section 4.19 of the Target Disclosure Schedule lists those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. Correct and complete copies of all income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by any Target Company have been delivered to Acquiror. No Target Company has waived (or is subject to a waiver of) any statute of limitations in respect of Taxes or has agreed to (or is subject to) any extension of time with respect to a Tax assessment or deficiency which has not expired.

(e) No Target Company has ever been a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code. No Target Company has made any payments, is obligated to make any payments or take other action, or is a party to any agreement that under certain circumstances could obligate it to make payments that would result in a nondeductible expense under Section 280G of the Code or an excise tax to the recipient of such payments pursuant to Section 4999 of the Code.

(f) No Target Company has agreed to or is required to make by reason of a change in accounting method or otherwise any adjustment under Section 481(a) of the Code. No Target Company has been the “distributing corporation” (within the meaning of Section 355(c)(2) of the Code) with respect to a transaction described in Section 355 of the Code within the five-year period ending as of the date of this Agreement. Within the past five years, no Target Company has received any ruling from any Taxing Authority or has entered into any agreement with a Taxing Authority. Each Target Company has disclosed on its income Tax Returns all positions taken therein that could give rise to a substantial understatement of income Tax within the meaning of Section 6662 of the Code (or similar provision of applicable Tax Law).

(g) No Target Company is a party to any Tax allocation or sharing agreement. No Target Company has an Obligation for the Taxes of any Person, other than under Section 1.1502-6 of the Treasury regulations (or any similar provision of state, local, or foreign law) with respect to any Target Relevant Group of which such Target Company currently is a member, (i) as a transferee or successor, (ii) by contract, (iii) under Section 1.1502-6 of the Treasury regulations (or any similar provision of applicable Tax Law), or (iv) otherwise. No Target Company is a party to any joint venture, partnership or other arrangement that is treated as a partnership for federal income Tax purposes.

(h) Except to the extent offset by Pre-Closing tax attributes of any Target Company, no Target Company will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) intercompany transactions or excess loss accounts described in Treasury regulations under Section 1502 of the Code (or any similar provision of applicable Tax Law), (ii) Section 481 adjustment made prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing Date or (iv) prepaid amount received on or prior to the Closing Date.

(i) No Target Company is or has been a party to any “reportable transaction” as defined in Section 6707A(c)(1) and section 1.6011-4(b) of the Treasury regulations.

(j) No Target Company has taken or agreed to take any action not contemplated by this Agreement, or is aware of any fact or circumstance outside the scope of this Agreement, that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code.

4.20 Proceedings and Judgments.

(a) Except as set forth on Section 4.20 of the Target Disclosure Schedule, (i) no Proceeding is currently pending or, or Target’s knowledge, threatened, nor has any Proceeding occurred at any time since December 31, 2005, to which any Target Company is or was a party, or by which any Target Company or any material Assets or business of any Target Company is or was affected, (ii) no Judgment is currently outstanding, nor has any Judgment been outstanding at any time since December 31, 2005, against any Target Company, or by which any Target Company or any Assets or business of any Target Company is or was affected and (iii) no breach of contract, breach of warranty, tort, negligence, infringement, product liability, discrimination, wrongful discharge or other claim of any similar nature has been asserted or, to Target’s knowledge, threatened by or against any Target Company at any time since December 31, 2005. Except as set forth on Section 4.20 of the Target Disclosure Schedule, to Target’s knowledge, no event has occurred, and no claim, dispute or other condition or circumstance exists, that would reasonably be expected to give rise to or serve as a basis for, directly or indirectly, the commencement of any Proceeding described in this Section 4.20(a).

(b) As to each matter described on Section 4.20 of the Target Disclosure Schedule, accurate and complete copies of all pertinent pleadings, Judgments, orders, correspondence and other legal documents have been delivered to Acquiror.

(c) To Target’s knowledge, no officer or employee of any Target Company is subject to any Judgment that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the Target Business.

(d) There is no proposed Judgment to which any Target Company would be a party, or by which any Target Company or any material Assets or business of any Target Company would be affected, or, to the knowledge of Target, any other proposed Judgment, that, if issued or otherwise put into effect, to Target’s knowledge, (i) would reasonably be expected to have an adverse effect on business, condition, assets, technology, liabilities, operations, employees, financial performance, revenues, net income, political environment, economic environment or prospects of or with respect to any Target Company (or on any aspect or portion thereof) or on the ability of any Target Company to comply with or perform any covenant or obligation under this Agreement or (ii) would reasonably be expected to have the effect of preventing, delaying, making illegal or otherwise interfering with any of the Transactions or making it more difficult for Acquiror to realize any anticipated benefit of any of the Transactions.

4.21 Insurance. Section 4.21 of the Target Disclosure Schedule contains an accurate and complete list and description of all Insurance Policies (excluding Insurance Policies that constitute the Target Employee Benefit Plans described on Section 4.18 of the Target Disclosure Schedule) currently owned or maintained by any Target Company. All such Insurance Policies are on a “claims made” basis. Except as set forth on Section 4.21 of the Target Disclosure Schedule, accurate and complete copies of all Insurance Policies described or required to be described on Section 4.21 of the Target Disclosure Schedule have been made available to Acquiror. Each such Insurance Policy is in full force and effect; no Target Company has received notice of cancellation with respect to any such Insurance Policy; and there is no basis for the insurer thereunder to terminate any such Insurance Policy. Except as set forth on Section 4.21 of the Target Disclosure Schedule, there are no claims that are pending under any of the Insurance Policies described on Section 4.21 of the Target Disclosure Schedule. There is no Default with respect to any such Insurance Policy, nor has there been any failure to give any notice or present any claim under any such Insurance Policy in a timely fashion or in the manner or detail required by the Insurance Policy.

4.22 Questionable Payments. No Target Company nor any of the current or former stockholders, directors, executives, officers, representatives, agents or employees of Target or any Target Subsidiary (when acting in such capacity or otherwise on behalf of Target, any Target Subsidiary or any of their predecessors) (a) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic government officials or employees, (c) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, (d) has established or maintained, or is maintaining, any unlawful or unrecorded fund of corporate monies or other properties, (e) has made at any time since December 31, 2004, any false or fictitious entries on the books and records of any Target Company, (f) has made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment of any nature using corporate funds or otherwise on behalf of any Target Company or (g) has made any material favor or gift that is not deductible for federal income tax purposes using corporate funds or otherwise on behalf of any Target Company.

4.23 Related Party Transactions. Except (a) as set forth on Section 4.23 of the Target Disclosure Schedule, (b) for fees payable to any director of Target in respect of his or her service in such capacity and (c) for any employment Contracts listed on Section 4.16 of the Target Disclosure Schedule, there are no real estate leases, personal property leases, loans, guarantees, Contracts, transactions, understandings or other arrangements of any nature between or among any Target Company and any current or former stockholder, director, officer or controlling Person of any Target Company (or any of its predecessors) or any other Person affiliated with any Target Company (or any of its predecessors).

4.24 Brokerage Fees. Except as set forth on Section 4.24 of the Target Disclosure Schedule, no Person acting on behalf of any Target Company or the stockholders of Target is or shall be entitled to any brokerage or finder’s fee in connection with the Transactions.

4.25 Acquisition Proposals. Since January 1, 2008, no Target Company has, directly or indirectly, discussed, negotiated, or consummated with any Person (other than its employees, consultants, representatives, and professional advisors) any transaction involving the issuance, sale, exchange, or other disposition of any capital stock or other securities of Target or the sale, exchange or other disposition of all or any material Assets of the Target Business.

4.26 Full Disclosure. No representation or warranty made by Target in this Agreement or pursuant hereto (a) contains any untrue statement of any fact or (b) omits to state any fact that is necessary to make the statements made, in the context in which made, not false or misleading in any material respect. The copies of documents attached as Schedules to this Agreement or otherwise delivered to Acquiror in connection with the Transactions, are accurate and complete, and are not missing any amendments, modifications, correspondence or other related papers which would be pertinent to Acquiror’s understanding thereof in any material respect.

SECTION 5.

[INTENTIONALLY OMITTED]

SECTION 6.

REPRESENTATIONS AND WARRANTIES OF ACQUIROR

Except as disclosed in the Acquiror SEC Reports or as set forth in the Acquiror Disclosure Schedule (and whether or not the Acquiror Disclosure Schedule is specifically referenced in any subsection of this Section 6), Acquiror represents and warrants to Target and the Holders that the statements contained in this Section 6 are complete and accurate as of the date of this Agreement. The Acquiror Disclosure Schedule shall be arranged in sections corresponding to the numbered and lettered sections and subsections contained in this Section 6, and the disclosures in any section or subsection of the Acquiror Disclosure Schedule shall qualify other sections and subsections in this Section 6 only to the extent it is readily apparent from a reasonable reading of the disclosure that such disclosure is applicable to such other sections and subsections.

6.1 Organization.

(a) Acquiror is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Washington. Each of the other Acquiror Subsidiaries is an entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Acquiror possesses the full corporate power and authority to (i) own and use its Assets in the manner in which such Assets are currently owned and used and (ii) conduct the Acquiror Business as such business is currently being conducted. Each Acquiror Company is registered, qualified or licensed to do business, as the case may be, and in good standing in each of the jurisdictions where the ownership of any of its Assets or the conduct of its business would require it to be so registered, qualified or licensed, as the case may be, except where the absence of any such registration, qualification or license would not reasonably be expected to have a Material Adverse Effect.

(b) Section 6.1 of the Acquiror Disclosure Schedule sets forth a true, correct and complete list of any Person in which Acquiror owns, directly or indirectly, any equity interest and, in respect of each such Person, the nature and extent of Acquiror’s interest and any other interests that are held by other Persons. Acquiror has never acquired or succeeded to all or any portion of the Assets or businesses of any other Person, and there is no other Person that may be deemed to be a predecessor of Acquiror.

6.2 Authority; Non-Contravention.

(a) Subject to the receipt of the Acquiror Stockholder Approval, each of Acquiror and Merger Sub has the corporate right, power and authority to enter into, execute and deliver this Agreement and the other Transaction Documents to which it is a party and to perform or satisfy, as the case may be, its obligations hereunder and thereunder, and the (i) execution and delivery of this Agreement and the other Transaction Documents to which Acquiror or Merger Sub, as the case may be, is a party, (ii) performance or satisfaction, as the case may be, of Acquiror’s or Merger Sub’s obligations under this Agreement and the other Transaction Documents to which Acquiror or Merger Sub, as the case may be, is a party and (iii) consummation by Acquiror or Merger Sub, as the case may be, of the Transactions to which Acquiror or Merger Sub is a party, in each case, have been duly authorized by all necessary corporate actions of Acquiror or Merger Sub, as the case may be. This Agreement and the other Transaction Documents to which Acquiror or Merger Sub, as the case may be, is a party constitutes the legal, valid and binding agreement of Acquiror or Merger Sub, as the case may be, enforceable against Acquiror or Merger Sub, as the case may be, in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. The Board of Directors of Acquiror (the “Acquiror Board”) has adopted resolutions, by unanimous vote at a meeting duly called at which a quorum of directors of Acquiror was present, (i) approving the execution, delivery and performance of this Agreement, (ii) determining that entering into this Agreement is in the best interests of Acquiror and its stockholders, (iii) declaring this Agreement advisable and (iv) recommending that Acquiror’s stockholders vote in favor of approval of the issuance of Acquiror Series C Preferred Stock and Acquiror Common Stock constituting the Merger Consideration (the “Share Issuance”) and directing that the Share Issuance be submitted to Acquiror’s stockholders for approval at a duly held meeting of such shareholders for such purpose (the “Acquiror Stockholders Meeting”). As of the date of this Agreement, such resolutions have not been amended or withdrawn.

(b) Neither the execution or delivery of this Agreement or the other Transaction Documents to which Acquiror or Merger Sub is a party nor the performance of its obligations or consummation of any of the Transactions contemplated hereby or thereby by Acquiror or Merger Sub will, directly or indirectly:

(i) result in a Default under (A) any of the provisions of the Charter Documents of Acquiror or Merger Sub, as the case may be, or (B) any resolution adopted by the stockholders, board of directors or any committees thereof of Acquiror or Merger Sub, as the case may be;

(ii) result in a Default under any Law or Judgment to which any Acquiror Company or any of its respective Assets are bound or subject, or give any Governmental Body or other Person the right to challenge any of the Transactions contemplated by this Agreement or any of the other Transaction Documents or to exercise any remedy or obtain any relief under, any Law or Judgment to which Acquiror or Merger Sub, or any of its respective Assets, is subject;

(iii) result in a Default under, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Permit that is held by any Acquiror Company or that otherwise relates to any of the businesses of any Acquiror Company or to any of the Assets owned or used by any Acquiror Company;

(iv) result in a Default under any provision of any Acquiror Specified Contract; or

(v) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by any Acquiror Company.

(c) Except as set forth on Section 6.2 of the Acquiror Disclosure Schedule, no Consents are necessary in connection with the execution and delivery of this Agreement by Acquiror or Merger Sub or any of the other Transaction Documents to which Acquiror or Merger Sub is a party or the consummation or performance of any of the Transactions.

6.3 Capitalization.

(a) As of the date of this Agreement, and after giving effect to the filing of the Series C Certificate of Designation and the Closing, Acquiror has authorized (i) 50,000,000 shares of Acquiror Common Stock and (ii) 1,000,000 shares of Acquiror Preferred Stock, of which (A) 120,000 shares are designated Series B Preferred Stock and (B) 87,016 shares are designated Series C Preferred Stock. As of the date hereof, and after giving effect to the filing of the Certificate of Designation and the Closing, there are 26,960,911 outstanding shares of Acquiror Common Stock, 120,000 outstanding shares of Acquiror’s Series B Convertible Preferred Stock and 87,016 outstanding shares of Acquiror Series C Preferred Stock, and 15,245,530 shares of Acquiror Common Stock are available for issuance upon the exercise of outstanding stock options, warrants, or other convertible rights and 1,264,851 shares of Acquiror Common Stock are reserved for issuance under Acquiror’s 2005 Stock Award and Incentive Plan. As of the date hereof, and after giving effect to the filing of the Series C Certificate of Designation and the Closing, Acquiror has no other shares of capital stock authorized, issued or outstanding.

(b) Except as set forth in Section 6.3 of the Acquiror Disclosure Schedule, there are no (i) outstanding options, warrants, convertible securities, Contracts or rights of any kind to purchase or otherwise acquire from Acquiror any shares of Acquiror Common Stock, or (ii) Contracts under which Acquiror is obligated to redeem, repurchase or otherwise acquire any shares of outstanding Acquiror Common Stock or any other securities. Except for issuances of Acquiror Stock upon the exercise or termination of the rights disclosed on Section 6.3 of the Acquiror Disclosure Schedule, no shares of Acquiror Stock are reserved or authorized for issuance other than pursuant to Acquiror’s 2005 Stock Award and Incentive Plan as in effect on the date hereof.

(c) All outstanding shares of Acquiror Stock have been duly authorized and validly issued, are fully paid and non-assessable and were issued in compliance with all applicable Charter Documents of Acquiror, all Contracts binding upon Acquiror and all applicable Laws, including applicable securities Laws.

(d) Other than as set forth herein, no Acquiror Company currently has any outstanding vote, plan or pending proposal involving any merger or consolidation of any Acquiror Company with or into any other Person, any sale of Acquiror Stock or any sale of Assets of any Acquiror Company (excluding plans or proposals for the sale or license of Acquiror products and services).

(e) To Acquiror’s knowledge, except as set forth in Section 6.3 of the Acquiror Disclosure Schedule, there are no Contracts among any Persons which affect or relate to the voting or giving of written consents with respect to any Acquiror Stock.

6.4 Financial and Corporate Records. The books and records of Acquiror have been properly prepared and maintained in form and substance adequate for preparing audited financial statements in accordance with GAAP.

6.5 Compliance with Laws; Permits.

(a) (i) each Acquiror Company is in compliance in all material respects with each Judgment and with each material Law that is applicable to it or to the conduct of the Acquiror Business or the ownership or use of any of its Assets, (ii) each Acquiror Company has at all times been in compliance in all material respects with each Judgment or material Law that is or was applicable to it or to the conduct of any of its businesses or the ownership or use of any of its Assets, (iii) no event has occurred, and no condition or circumstance exists, that might (with or without notice or lapse of time) constitute or result in a Default by any Acquiror Company of any Judgment, or a failure on the part of any Acquiror Company to comply in any material respect with, any Law applicable to it and (iv) no Acquiror Company has received, at any time, any notice or other communication (in writing or otherwise) from any Governmental Body or any other Person regarding (A) any actual, alleged, possible or potential material violation of, or material failure to comply with, any Judgment or applicable Law or (B) any actual, alleged, possible or potential obligation on the part of any Acquiror Company to undertake, or to bear all or any portion of the cost of, any environmental cleanup or any environmental remedial, corrective or response action of any nature.

(b) Each Acquiror Company has obtained and holds all Permits required for the lawful operation of its business as and where such business is presently conducted.

6.6 Acquiror Financial Statements.

(a) Acquiror’s Fiscal Year ends on December 31.

(b) Acquiror has filed with the SEC under the Exchange Act (i) its annual audited consolidated financial statements for the 2008 and 2009 fiscal years and the related statements of income and cash flows and stockholders’ equity for such fiscal years and (ii) its balance sheet as of March 31, 2010 and related unaudited statements of income and cash flows and stockholders’ equity of Acquiror for the three months then ended. All such financial statements are referred to herein collectively as the “Acquiror Financial Statements.”

(c) The Acquiror Financial Statements are consistent in all material respects with the books and records of Acquiror, and there have not been any material transactions that have not been recorded in the accounting records underlying such Acquiror Financial Statements. The profit and loss statements reflect all costs that historically have been incurred by the Acquiror Business. The Acquiror Financial Statements (other than the unaudited Acquiror Financial Statements) have been prepared in accordance with GAAP and present fairly the financial position of Acquiror as of the dates thereof, and the results of its operations for the periods then ended, subject to the absence of notes in the case of unaudited Acquiror Financial Statements.

6.7 Assets.

(a) Each Acquiror Company owns and has good and marketable title to, all of its Assets that are purported to be owned by it and has the right to transfer all rights, title and interest in such Assets, free and clear of any Encumbrance except for Permitted Encumbrances.

(b) Acquiror has all Assets, excluding Intangibles of Acquiror (which are covered under Section 6.9), necessary to operate, or which are material to the operation of, the Acquiror Business as currently conducted.

6.8 No Material Adverse Effect since Latest Balance Sheet Date. Since the Latest Balance Sheet Date, there has been no Material Adverse Effect on or material casualty loss affecting Acquiror its business, and there has been no loss, damage or destruction to, any of the Assets (whether or not covered by insurance) of Acquiror.

6.9 Intangibles of Acquiror.

(a) The Acquiror Owned Intangibles are valid, enforceable and subsisting and in compliance with all formal legal requirements. The Acquiror Companies have good and indefeasible title to, or have the full right to use, all of the Acquiror Intangibles, free and clear of any Encumbrance as to Acquiror Owned Intangibles.

(b) To the knowledge of Acquiror, no proceeding, claim or demand is pending which alleges past or current uses by the Acquiror Companies, including the preparation, distribution, marketing, licensing, support or maintenance thereof, of any Software, technology, patent, copyright, trade secret or other proprietary or intellectual property right of any Person. To the knowledge of Acquiror, none of the Acquiror Products are subject to any Judgment applicable to any Acquiror Company. To the knowledge of Acquiror, no proceeding, claim or demand is pending or threatened which challenges the validity, enforceability, use or ownership by Acquiror Companies of any of the Acquiror Owned Intangibles. To the knowledge of Acquiror, no Person is violating or infringing upon, or has violated or infringed upon, any of the Acquiror Owned Intangibles, except for such violation or infringement which would not be material to Acquiror.

(c) The Acquiror Companies have taken steps to protect Acquiror Companies’ rights in all trade secrets and copyrights with respect to the Acquiror Intangibles. The Acquiror Companies have and enforced a policy requiring each key employee, consultant or independent contractor to execute and deliver a nondisclosure agreement substantially in the form previously provided to the Target Company and, except in the case of those key employees, consultants or independent contractors whose duties could not materially affect the operations of the Acquiror Companies or the services provided to any individual customer of the Acquiror Companies, all key employees, consultants and independent contractors of the Acquiror Companies have executed and delivered such an agreement to the Acquiror Companies.

(d) The Acquiror Companies maintain policies and procedures regarding data security, privacy and data use that are commercially reasonable and, in any event, comply with the Acquiror Companies’ obligations to its customers and applicable laws, rules and regulations.

6.10 Contracts.

(a) All contracts, agreements, understandings and arrangements required to be filed as exhibits to the Acquiror SEC Reports (“Acquiror Specified Contracts”) have been so filed. No Acquiror Company is in Default in any material respect under any contract, agreement, understanding or arrangement so filed that remains in effect in accordance with its terms, and, to Acquiror’s knowledge, no other Person is in Default in any material respect under any such contract, agreement, understanding or arrangement. As of the date of this Agreement, no written notice to an appropriate recipient at any Acquiror Company has been received regarding any actual, alleged, possible or potential Default under any such contract, agreement, understanding or arrangement. No Acquiror Company has waived any of its material rights under any such contract, agreement, understanding or arrangement.

(b) Each Acquiror Specified Contract is valid and in full force and effect, and is enforceable by the Acquiror Companies in accordance with its terms.

(c) The performance of the Acquiror Specified Contracts in accordance with their respective terms will not result in any violation of or failure to comply with any Judgment or material Law applicable to any Acquiror Company on or prior to the Closing Date.

6.11 Acquiror Employee Benefit Plans.

(a) No director or officer or other employee of Acquiror will become entitled to any retirement, severance or similar benefit or enhanced or accelerated benefit (including any acceleration of vesting) or lapse of repurchase rights or obligations with respect to any Acquiror Employee Benefit Plan solely as a result of the transactions contemplated in this Agreement.

(b) No executive officer, to the knowledge of Acquiror, is, or is now expected to be, in violation of any term of any employment contract, confidentiality, disclosure or proprietary information agreement or non-competition agreement, or any other contract or agreement or any restrictive covenant, and, to the knowledge of Acquiror, the continued employment of each such executive officer does not subject Acquiror or any of the Acquiror Subsidiaries to any liability with respect to any of the foregoing matters, except for such violations which would not be material to Acquiror.

(c) The Acquiror Companies are in compliance with all applicable federal, state, local and foreign statutes, laws (including, without limitation, common law), judicial decisions, regulations, ordinances, rules, judgments, orders and codes respecting employment, employment practices, labor, terms and conditions of employment and wages and hours, and no work stoppage or labor strike against any Acquiror Company is pending or, to their knowledge, threatened, nor is any Acquiror Company involved in or, to their knowledge, threatened with any labor dispute, grievance or litigation relating to labor matters involving any employees of any Acquiror Company, except for any of the foregoing which would not be material to Acquiror. To the knowledge of Acquiror, there are no suits, actions, disputes, claims (other than routine claims for benefits), investigations or audits pending or, to the knowledge of Acquiror, threatened in connection with any Acquiror Employee Benefit Plan. To the knowledge of the Acquiror Companies, the relations of the Acquiror Companies’ with their employees are currently on a good and normal basis.

(d) No Acquiror Company has ever been a party to or bound by any union or collective bargaining Contract, nor is any such Contract currently in effect or being negotiated by or on behalf of any Acquiror Company.

(e) Each Acquiror Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code (i) has received, or has applied for, a favorable determination letter from the IRS that such Acquiror Employee Benefit Plan satisfies the qualification requirements of Section 401(a) of the Code and that such Acquiror Employee Benefit Plan’s related trust is exempt from tax under Section 501(a) of the Code or (ii) is maintained under an IRS approved prototype plan with respect to which Acquiror may rely on the opinion letter issue to the prototype sponsor as to such Acquiror Employee Benefit Plan’s qualified status. No fact exists or is reasonably expected to arise, with respect to the design or operation of each such Acquiror Employee Benefit Plan that could cause the loss of such qualification or exemption or the imposition of any material liability, lien, penalty, or tax under ERISA or the Code, except for any of the foregoing which would not be material to Acquiror. Each such Acquiror Employee Benefit Plan has been timely amended to comply with current Law.

(f) With respect to each Acquiror Employee Benefit Plan, there has occurred no non-exempt “prohibited transaction” (within the meaning of Section 4975 of the Code or Section 406 of ERISA) or breach of any fiduciary duty described in Section 404 of ERISA that could result in any material Obligation, direct or indirect, for Acquiror.

(g) Acquiror does not sponsor, maintain or contribute to, and has never sponsored, maintained or contributed to, or had any Obligation with respect to, any employee benefit plan subject to Section 302 of ERISA, Section 412 of the Code or Title IV of ERISA. Acquiror does not contribute to, and has never contributed to or had any other Obligation with respect to, a multiemployer plan (as defined in Section 3(37) of ERISA). No Acquiror Employee Benefit Plan is a “multiple employer plan” within the meaning of Section 413 of the Code. Acquiror does not have any plan administration responsibilities, Obligations or fiduciary responsibilities or duties with respect to any benefit plan which is maintained by an employer that is not an ERISA Affiliate.

6.12 Taxes.

(a) All material Tax Returns required to have been filed by or with respect to any Acquiror Company or any affiliated, combined, consolidated, unitary or similar group of which any Acquiror Company is a member (an “Acquiror Relevant Group”) have been duly and timely filed (or, if due between the date hereof and the Closing Date, will be duly and timely filed), and each such Tax Return correctly and completely reflects Obligation for Taxes and all other information required to be reported thereon in all material respects. All material Taxes owed by any Acquiror Company or any member of an Acquiror Relevant Group (whether or not shown on any Tax Return) have been timely paid. The Acquiror Companies have adequately provided for, in their books of account and related records, all Obligations for any material unpaid Taxes, being current Taxes not yet due and payable.

(b) No action or audit is currently pending with respect to any Acquiror Company in respect of any Taxes. No action or audit has been proposed nor dispute or claim raised, in writing by an applicable Taxing Authority with respect to any Acquiror Company in respect of Taxes. No Acquiror Company is the beneficiary of any extension of time within which to file any Tax Return, nor has any Acquiror Company made (or had made on their behalf) any requests for such extensions. No claim has been made within the past five years by an authority in a jurisdiction where any Acquiror Company does not file Tax Returns that any of them is or may be subject to taxation by that jurisdiction or that any of them must file Tax Returns. There are no liens on any assets of any Acquiror Company with respect to Taxes except for Taxes not yet due and payable.

(c) The Acquiror Companies have withheld and timely paid all material Taxes required to have been withheld and paid and have complied with all information reporting and backup withholding requirements, including maintenance of required records with respect thereto.

(d) No Acquiror Company has waived (or is subject to a waiver of) any statute of limitations in respect of Taxes or has agreed to (or is subject to) any extension of time with respect to a Tax assessment or deficiency which has not expired.

(e) No Acquiror Company has agreed to or is required to make by reason of a change in accounting method or otherwise, any adjustment under Section 481(a) of the Code. Each Acquiror Company has disclosed on its income Tax Returns all positions taken therein that could give rise to a substantial understatement of income Tax within the meaning of Section 6662 of the Code (or similar provision of applicable Tax Law).

(f) No Acquiror Company is a party to any Tax allocation or sharing agreement. No Acquiror Company has an Obligation for the Taxes of any Person, other than under Section 1.1502-6 of the Treasury regulations (or any similar provision of state, local, or foreign law) with respect to any

Acquiror Relevant Group of which such Acquiror Company currently is a member, (i) as a transferee or successor, (ii) by contract, (iii) under Section 1.1502-6 of the Treasury regulations (or any similar provision of applicable Tax Law), or (iv) otherwise.

(g) No Acquiror Company is or has been a party to any “reportable transaction” as defined in Section 6707A(c)(1) and section 1.6011-4(b) of the Treasury regulations.

(h) No Acquiror Company has taken or agreed to take any action not contemplated by this Agreement, or is aware of any fact or circumstance outside the scope of this Agreement, that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code.

6.13 Proceedings and Judgments.

(a) Except as set forth on Section 6.13 of the Acquiror Disclosure Schedule, (i) no Proceeding is currently pending or, or Acquiror’s knowledge, threatened, nor has any Proceeding occurred at any time since December 31, 2005, to which any Acquiror Company is or was a party, or by which any Acquiror Company or any material Assets or business of any Acquiror Company is or was affected, (ii) no Judgment is currently outstanding, nor has any Judgment been outstanding at any time since December 31, 2005, against any Acquiror Company, or by which any Acquiror Company or any Assets or business of any Acquiror Company is or was affected and (iii) no breach of contract, breach of warranty, tort, negligence, infringement, product liability, discrimination, wrongful discharge or other claim of any nature has been asserted or, to Acquiror’s knowledge, threatened by or against Acquiror or any Acquiror Subsidiary at any time since December 31, 2005. Except as set forth on Section 6.13 of the Acquiror Disclosure Schedule, to Acquiror’s knowledge, no event has occurred, and no claim, dispute or other condition or circumstance exists, that would reasonably be expected to give rise to or serve as a basis for, directly or indirectly, the commencement of any Proceeding described in this Section 6.13(a).

(b) As to each matter described on Section 6.13 of the Acquiror Disclosure Schedule, accurate and complete copies of all pertinent pleadings, Judgments, orders, correspondence and other legal documents have been delivered to Target.

(c) To Acquiror’s knowledge, no officer or employee of any Acquiror Company is subject to any Judgment that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the Acquiror Business.

(d) There is no proposed Judgment that, if issued or otherwise put into effect, (i) may have an adverse effect on business, condition, assets, technology, liabilities, operations, employees, financial performance, revenues, net income, political environment, economic environment or prospects of or with respect to any Acquiror Company (or on any aspect or portion thereof) or on the ability of any Acquiror Company to comply with or perform any covenant or obligation under this Agreement or (ii) may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the Transactions or making it more difficult for Target to realize any anticipated benefit of any of the Transactions.

6.14 Questionable Payments. No Acquiror Company nor any of the current or former stockholders, directors, executives, officers, representatives, agents or employees of Acquiror or any Acquiror Subsidiary (when acting in such capacity or otherwise on behalf of Acquiror, any Acquiror Subsidiary or any of their predecessors) (a) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic government officials or employees, (c) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, (d) has established or maintained, or is maintaining, any unlawful or unrecorded fund of corporate monies or other properties, (e) has made at any time since December 31, 2004, any false or fictitious entries on the books and records of any Acquiror Company, (f) has made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment of any nature using corporate funds or otherwise on behalf of any Acquiror Company or (g) has made any material favor or gift that is not deductible for federal income tax purposes using corporate funds or otherwise on behalf of any Acquiror Company.

6.15 Related Party Transactions. Except (a) as set forth on Section 6.15 of the Acquiror Disclosure Schedule, (b) for fees payable to any director of Acquiror in respect of his or her service in such capacity and (c) for any employment Contracts, there are no real estate leases, personal property leases, loans, guarantees, Contracts, transactions, understandings or other arrangements of any nature between or among any Acquiror Company and any current or former Stockholder, director, officer or controlling Person of any Acquiror Company (or any of its predecessors) or any other Person affiliated with any Acquiror Company (or any of its predecessors).

6.16 Brokerage Fees. No Person acting on behalf of any Acquiror Company or the stockholders of Acquiror is or shall be entitled to any brokerage or finder’s fee in connection with the Transactions.

6.17 Full Disclosure. No representation or warranty made by Acquiror in this Agreement or pursuant hereto (a) contains any untrue statement of any fact or (b) omits to state any fact that is necessary to make the statements made, in the context in which made, not false or misleading in any material respect. The copies of documents attached as Schedules to this Agreement or otherwise delivered to Target in connection with the Transactions, are accurate and complete, and are not missing any amendments, modifications, correspondence or other related papers which would be pertinent to Target’s understanding thereof in any material respect.

SECTION 7.

CONDITIONS TO CLOSING

7.1 Conditions to the Obligation of the Acquiring Parties to Consummate the Closing. Each and all of the obligations of each of Acquiror and the Merger Sub to consummate the Transactions are subject to fulfillment, satisfaction or such condition being correct, as the case may be, (or waiver by Acquiror and the Merger Sub) prior to or at the Closing of the following conditions:

(a) The representations and warranties of Target contained herein, which are qualified by materiality, Material Adverse Effect or other words of similar import shall be true, correct and accurate when made and as of the Closing, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall have been true, correct and accurate when made), and all other representations and warranties of Target contained herein, shall be true, correct and accurate in all material respects when made and as of the Closing, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall have been true, correct and accurate when made), and Acquiror shall have received applicable certifications from the Target’s Chief Executive Officer and Chief Financial Officer, each, in his capacity as such, with respect to the representations and warranties of Target to such effect. Target shall have in all material respects performed all of the obligations and complied with each and all of the covenants, agreements and conditions required to be performed or complied with by it on or prior to the Closing pursuant to this Agreement and Acquiror shall have received applicable certifications from the Target’s Chief Executive Officer and Chief Financial Officer, each, in his capacity as such, to such effect.

(b) No Proceeding before any Governmental Body shall be pending or threatened wherein an unfavorable judgment, decree or order would prevent the carrying out of this Agreement and the other Transaction Documents or any of the Transactions, declare any Transaction unlawful, thereby causing such Transactions to be rescinded, or which would reasonably be expected to impair the right of Acquiror to own, operate, control or benefit from the Assets of Target.

(c) All Governmental Bodies having jurisdiction with respect to any aspect of the Transactions or the consummation thereof shall have taken such action as may be required to permit the consummation of the Transactions and such actions shall remain in full force and effect and shall be reasonably satisfactory in form and substance to Acquiror and its counsel.

(d) All of the other Transaction Documents and each of the documents and instruments required to be delivered on or before the Closing Date in connection therewith shall have been executed substantially in the forms attached hereto and delivered by all of the parties thereto and shall be in full force and effect.

(e) Dissenting Shares shall not represent more than five percent (5%) of the outstanding shares of Target Stock as of the Closing Date.

(f) Target Principal Holders entitled to receive at least 90% of the Merger Consideration shall have executed and delivered to Acquiror a joinder agreement in substantially the form attached hereto as Exhibit G pursuant to which they will agree to the matters set forth therein (a “Joinder”). With respect to each such executed Joinder: (i) the representations and warranties of the Target Principal Holder contained in the Joinder, which are qualified by materiality, Material Adverse Effect or other words of similar import shall be true, correct and accurate when made and as of the Closing, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall have been true, correct and accurate when made), and all other representations and warranties of the Target Principal Holder contained in the Joinder, shall be true, correct and accurate in all material respects when made and as of the Closing, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall have been true, correct and accurate when made), and Acquiror shall have received applicable certifications from the Target Principal Holder with respect to the representations and warranties of such Target Principal Holder; and (ii) the Target Principal Holder shall have performed all of the obligations and complied with each and all of the covenants, agreements and conditions required to be performed or complied with by such Target Principal Holder on or prior to the Closing pursuant to the Joinder and Acquiror shall have received applicable certifications from the Target Principal Holder to such effect.

(g) Fenwick & West shall have delivered a legal opinion regarding matters relating to Target in substantially the form attached hereto as Exhibit H.

(h) All unexercised Target Options shall have been terminated in accordance with Section 2.11, as is contemplated in the resolutions of the Target Board, and there shall not be any Target Options (vested or unvested) outstanding as of the Closing.

(i) Each Target Warrant shall have been terminated in exchange for the issuance and distribution of shares of Target Stock, as contemplated in the resolutions of the Target Board, and there shall not be any Target Warrants outstanding as of the Closing.

(j) Target shall have delivered to Acquiror:

(i) blank bank account signature cards for each account of Target; and

(ii) those items required to be delivered by Target to Acquiror at the Closing pursuant to Section 8.2(a);

(k) At the direction of Acquiror, Target shall terminate Target’s 401(k) plan effective immediately (or one day) prior to Closing pursuant to resolutions of Target’s Board of Directors. Target shall provide Acquiror with the resolutions evidencing such termination.

(l) The employees of Target identified on Schedule 9.11 hereto shall have accepted the offers of employment by Acquiror made as contemplated by Section 9.11.

(m) All of the Transaction Expenses, whether or not reflected in the Statement of Expenses, have been paid in full.

(n) The Net Cash Position of Target as of the Closing Date shall not be less than the Targeted Closing Date Net Cash Position.

(o) All Indebtedness of Target shall have been paid in full or otherwise finally discharged by Target.

(p) Acquiror shall have received the Sales Volume Agreement, executed by all of the persons listed on Schedule 9.12 hereto.

(q) Acquiror shall have received the Amended and Restated Investor Rights Agreement, executed by all Target Principal Holders receiving Acquiror Series C Preferred Stock in connection with the Merger.

(r) The Acquiror Stockholder Approval shall have been obtained.

(s) The transactions contemplated by the Series C Stock Purchase Agreement shall have been consummated.

(t) Target shall deliver evidence to Acquiror that all of Target’s obligations under its Change of Control Bonus Plan have been satisfied, and that all Persons who are entitled to receive any Change of Control Bonus (as defined therein) have acknowledged that their entitlements under the Change of Control Bonus Plan are satisfied in full and that they have no further rights thereunder.

7.2 Conditions to Target’s Obligation to Consummate the Closing. Each and all of the obligations of Target to consummate the Transactions are subject to fulfillment, satisfaction or such condition being correct, as the case may be, (or waiver by Target) prior to or at the Closing of the following conditions:

(a) The representations and warranties of the Acquiring Parties contained herein which are qualified by materiality, Material Adverse Effect or other words of similar import shall be true correct and accurate when made and as of the Closing, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall have been true, correct and accurate when made), and all other representations and warranties of the Acquiring Parties contained herein shall be true, correct and accurate in all material respects when made and as of the Closing, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall have been true, correct and accurate when made), and Target shall have received a certification from a duly authorized officer of Acquiror to such effect. Each Acquiring Party shall have in all material respects performed all of the obligations and complied with each and all of the covenants, agreements and conditions required to be performed or complied with by it on or prior to the Closing pursuant to this Agreement and the other Transaction Documents and Target shall have received a certification from a duly authorized officer of Acquiror to such effect.

(b) No Proceeding before any Governmental Body shall be pending or threatened wherein an unfavorable judgment, decree or order would prevent the carrying out of this Agreement and the other Transaction Documents or any of the Transactions, declare any of the Transactions unlawful and thereby, cause such Transaction to be rescinded.

(c) All of the other Transaction Documents and each of the documents and instruments required to be delivered by the Acquiring Parties on or before the Closing Date in connection therewith have been executed and delivered substantially in the form attached hereto by the Acquiring Parties and shall be in full force with respect to such parties.

(d) The Acquiror shall have delivered to the Stockholders’ Representative those items required to be so delivered pursuant to Section 8.2(b).

(e) The Target Principal Holders receiving Acquiror Series C Preferred Stock in connection with the Merger shall have received the Amended and Restated Investor Rights Agreement, executed by all other parties thereto.

(f) The Acquiror Stockholder Approval shall have been obtained.

(g) Morgan, Lewis & Bockius LLP shall have delivered a legal opinion regarding matters relating to Acquiror in substantially the form attached hereto as Exhibit I.

(h) The transactions contemplated by the Series C Stock Purchase Agreement shall have been consummated.

SECTION 8.

CLOSING

8.1 Closing. The consummation of the Transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Morgan, Lewis & Bockius LLP, 1701 Market Street, Philadelphia, PA 19103, as promptly as practicable (and in no event later than two (2) Business Days) following the satisfaction or waiver of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Closing Date but subject to the satisfaction or waiver of such conditions on the Closing Date) set forth in Section 7, or at such other place and on such other date as Acquiror and Target may mutually agree. The date of the Closing is sometimes herein referred to as the “Closing Date.”

8.2 Closing Deliveries. At the Closing:

(a) the Target shall deliver or cause to be delivered to Acquiror the following:

(i) a certificate of the Secretary of Target, in form and substance satisfactory to Acquiror and its counsel, regarding Target’s Charter Documents, good standing, all board resolutions and stockholder consents relating to the Transactions contemplated by this Agreement and the incumbency of Target’s officers;

(ii) applicable certifications from its Chief Executive Officer and Chief Financial Officer contemplated by Section 7.1(a) regarding the fulfillment of the conditions set forth therein and from each of the Target Principal Holders executing the Joinder, applicable certifications contemplated by Section 7.1(f) regarding the fulfillment of the conditions set forth therein;

(iii) letters of resignation in the name of and executed by each (A) member of the Target Board resigning his/her position as a director of such Entity effective as of the Closing Date, and (B) officer of Target resigning his/her position as an officer of Target effective as of the Closing Date, in each case, except as otherwise agreed to by the Parties;

(iv) duly executed counterparts to each of the Transaction Documents to which Target is a party;

(v) all corporate, minute and stock records of Target;

(vi) evidence that all of the Transaction Expenses, whether or not reflected in the Statement of Expenses, have been paid in full;

(vii) audited consolidated balance sheets of the Target as of September 30, 2008 and 2009 and the related statements of operations and cash flows and stockholders’ equity for the fiscal years then ended, which (A) shall not be materially different than those Target Financial Statements previously disclosed to Acquiror pursuant to clause (ii) of Section 4.7(b), (B) shall have been prepared in accordance with GAAP applied on a consistent basis during the periods involved and (C) shall comply in all respects with the requirements of Regulation S-X promulgated by the SEC such that they may be filed by Acquiror with the SEC in accordance with applicable requirements of the Exchange Act, Regulation S-K promulgated by the SEC and the instructions to Current Report on Form 8-K;

(viii) unaudited consolidated balance sheets of the Target as of June 30, 2009 and 2010 and the related statements of operations and cash flows and stockholders’ equity for the nine month periods then ended, which (A) shall have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except for normal and recurring year-end adjustments) and (B) shall satisfy the requirements of clauses (B) and (C) of Section 8.2(a)(vii);

(ix) the certificate described in Section 10.7; and

(x) the Amended and Restated Investor Rights Agreement, executed by all the Target Principal Holders receiving Acquiror Series C Preferred Stock in connection with the Merger.

(b) Acquiror shall deliver the following:

(i) to each Holder who executes and delivers the applicable Securityholder Documents in the manner set forth in Section 2.7, that portion of the Merger Consideration issuable to such Holder pursuant to Section 2.6;

(ii) to the Escrow Agent, the Escrow Merger Consideration;

(iii) to the Stockholders’ Representative, a certificate (A) of the Secretary of each Acquiring Party, in form and substance satisfactory to the Stockholders’ Representative and its counsel, regarding such Acquiring Party’s Charter Documents, good standing, all board resolutions relating to the Transactions contemplated by this Agreement and the incumbency of such Acquiring Party’s officers and (B) an officer of each Acquiring Party certifying that the statements set forth in Section 7.2(a) are true, correct and accurate and have been fulfilled;

(iv) duly executed counterparts to each of the Transaction Documents to which each Acquiring Party is a party; and

(v) the Amended and Restated Investor Rights Agreement, executed by Acquiror and the requisite parties thereto other than the Target Principal Holders.

(c) Merger Sub shall file with the Secretary of State of the State of Washington duly executed and verified Articles of Merger, as required by the WBCA, and the Parties shall take all such other and further actions as may be required by law to make the Merger effective upon the terms and subject to the conditions hereof.

SECTION 9.

COVENANTS OF THE PARTIES

9.1 Conduct of Business by Target Pending the Merger. Target covenants and agrees as to the Target Companies that, from the date of this Agreement until the earlier of the Effective Time and termination of this Agreement in accordance with the terms hereof, except with Acquiror’s prior written approval, the business of the Target Companies shall be conducted in accordance with the proposed operating plan set forth on Schedule 9.1 hereto (the “Operating Plan”) and, to the extent consistent therewith, the Target Companies shall use their best commercially practicable efforts to (i) preserve their assets, (ii) keep available the services of current officers, key employees and consultants of the Target Companies, (iii) preserve the Target Companies’ business organizations intact and maintain their existing relations and goodwill with customers, suppliers, distributors, creditors, and lessors, and (iv) comply in all material respects with all applicable Laws. Without limiting the generality of the foregoing, and as an extension thereof, Target shall not, and shall not permit any of the Target Companies, from the date of this Agreement until the Effective Time, directly or indirectly, to do, or agree to do, any of the following without the prior written consent of Acquiror:

(a) except as described in Schedule 9.1, Target will not (i) pledge or hypothecate any of its Assets or otherwise permit any of its Assets to become subject to any Encumbrance, other than Permitted Encumbrances, (ii) incur or suffer the incurrence of any Obligation (except in the ordinary course of its business consistent with its past practices), (iii) make any loan or advance to any Person, (iv) assume, guarantee or otherwise become liable for any Obligation of any Person, (v) commit for any capital expenditure involving in excess of $5,000 in any single case or $25,000 in the aggregate, (vi) purchase, lease, sell, abandon or otherwise acquire or dispose of any business or Assets (except in the ordinary course of its business consistent with its past practices), (vii) waive or release any right or canceled or forgive any debt or claim involving in excess of $5,000 in any single case or $25,000 in the aggregate, (viii) discharge any Encumbrance or discharge or pay any Indebtedness or other Obligation (except in the ordinary course of its business consistent with its past practices), (ix) assume or enter into any Target Specified Contract other than this Agreement and Contracts for the sale of Target Products in the ordinary course of business consistent with its past practices, (x) amend or terminate any Target Specified Contract (other than termination upon expiration of the contractually specified term thereof), (xi) increase, or authorize an increase in, the compensation or benefits payable or provided to any of its directors, officers, employees, salesmen, agents or representatives (other than pursuant to the existing terms of a Target Specified Contract), (xii) establish, adopt or amend (including any amendment with a future effective date) any Target Employee Benefit Plan, (xiii) declare, accrue, set aside, or pay any dividend or make any other distribution in respect of any shares of capital stock, other securities or other Assets, (xiv) repurchase, redeem or otherwise reacquire any shares of capital stock or other securities, (xv) sell or otherwise issue any shares of capital stock or any other securities (other than upon the exercise or conversion of options, warrants or convertible notes reflected in Section 4.4 of the Target Disclosure Schedule), (xvi) amend its Charter Documents, (xvii) enter into or become obligated to enter into any merger, consolidation, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction, (xviii) accrue any deferred bonuses or compensation due to any Holder, employee or agent of Target, or pay any such deferred bonuses or compensation except to the extent such deferred bonuses or compensation was accrued on the Latest Balance Sheet, (xix) change any of its methods of accounting or accounting practices in any respect or (xx) make any Tax election, change any method of Tax accounting or enter into any agreement or arrangement with respect to Taxes.

(b) even in the ordinary course of its businesses consistent with its past practices, Target will not incur any Obligation, make any loan to any Person, acquire or dispose of any business or Assets, enter into any Contract (other than customer Contracts) or other transaction, or do any of the other things described in Section 9.1(a), involving an amount exceeding $20,000 in any single case or $100,000 in the aggregate (other than incurring and/or paying off (i) trade payables and other operating liabilities contemplated by the Operating Plan, (ii) Transaction Expenses, or (iii) Indebtedness as contemplated by this Agreement).

9.2 Preparation of Proxy Statement; Acquiror Stockholders Meeting.

(a) As promptly as reasonably practicable following the date of this Agreement, Acquiror shall prepare and cause to be filed with the SEC a proxy statement to be sent to the stockholders of Acquiror relating to the Acquiror Stockholders Meeting (together with any amendments or supplements thereto, the “Proxy Statement”). Target shall furnish all information concerning Target and its Affiliates to Acquiror, and provide such other assistance, as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement, and the Proxy Statement shall include all information reasonably requested by such other party to be included therein. Target covenants that such information shall be true and correct in all material respects. Acquiror shall promptly notify Target upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Proxy Statement and shall provide Target with copies of all correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand.

Acquiror shall use its best commercially practicable efforts to respond as promptly as reasonably practicable to any comments from the SEC with respect to the Proxy Statement. Notwithstanding the foregoing, prior to mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, Acquiror (i) shall provide Target an opportunity to review and comment on such document or response (including the proposed final version of such document or response) and (ii) shall include in such document or response all comments reasonably proposed by Target.

(b) If prior to the Effective Time, any event occurs with respect to any Target Company, or any change occurs with respect to other information supplied by Target for inclusion in the Proxy Statement, which is required to be described in an amendment of, or a supplement to, the Proxy Statement, Target shall promptly notify Acquiror of such event, and Target and Acquiror shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement and, as required by Law, in disseminating the information contained in such amendment or supplement to Acquiror’s stockholders. Nothing in this Section 9.2(b) shall limit the obligations of any party under Section 9.2(a).

(c) Acquiror shall, as soon as reasonably practicable following the date of this Agreement, duly call, give notice of, convene and hold the Acquiror Stockholders Meeting at which it will seek the Acquiror Stockholder Approval. Acquiror shall use its best commercially practicable efforts to (i) cause the Proxy Statement to be mailed to Acquiror’s stockholders as promptly as practicable and to hold the Acquiror Stockholders Meeting as soon as practicable and (ii) solicit the Acquiror Stockholder Approval. Acquiror shall, through the Acquiror Board, recommend to its stockholders that they give the Acquiror Stockholder Approval, shall include such recommendation in the Proxy Statement and shall not adversely modify or withdraw such recommendation. Notwithstanding the foregoing provisions of this Section 9.2(c), if on a date for which the Acquiror Stockholders Meeting is scheduled, Acquiror has not received proxies representing a sufficient number of shares of Acquiror Common Stock to obtain the Acquiror Stockholder Approval, whether or not a quorum is present, Acquiror shall make one or more successive postponements or adjournments of the Acquiror Stockholders Meeting in order that such sufficient proxies shall be received, provided that the Acquiror Stockholders Meeting is not postponed or adjourned to a date that is more than 60 days after the date for which the Acquiror Stockholders Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law), and provided further that in lieu of such a postponement or adjournment beyond 60 days, Acquiror shall notice and call another Acquiror Stockholders Meeting and prepare, file and circulate another Proxy Statement in the manner contemplated by this Section 9.2.

9.3 Cooperation.

(a) Target, Acquiror and Merger Sub shall each use commercially reasonable efforts to deliver or cause to be delivered to the other prior to the Closing Date, and at such other times and places as shall be reasonably agreed to, such instruments as the other may reasonably request which are contemplated by this Agreement for the purpose of carrying out this Agreement.

(b) Each Party shall use its commercially reasonable efforts to consummate the Transactions, in accordance with this Transaction Documents.

(c) Without limiting the generality of the foregoing, Target, Acquiror and Merger Sub agree to use their commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done all things necessary, with respect to (i) seeking to obtain prior to the Closing Date all Permits or Consents of any Governmental Body as is necessary for the consummation of the Transactions as set forth below (collectively, the “Governmental Clearances”), and (ii) seeking to effect all necessary registrations and other filings and submissions of information requested by any Governmental Body in connection with this Agreement and the Transactions; provided, however, that such action shall not include commencing or participating in any litigation or offer or grant of any accommodation (financial or otherwise) to any third party; provided, further, that no Party shall be obligated hereunder to divest, either individually or in the aggregate, of any of its or any of its affiliate’s Assets, rights or properties owned prior to the Closing Date. Acquiror, Merger Sub and Target shall cooperate with each other to the extent reasonable in connection with the foregoing.

(d) Each of Acquiror, Merger Sub and Target shall keep the other apprised in a timely manner of the status and substance of all meaningful actions or communications between it (or its advisors) and any such agency relating to this Agreement or any of the matters described in this Section 9.3(d). Each of Acquiror, Merger Sub and Target shall not take any meaningful actions or enter into any accommodation, resolution or settlement with any such agency relating to this Agreement or any of the matters described in this Section 9.3(d) without discussing it with the other Party.

9.4 Access to Information; Confidentiality; Return/Destruction of Target Confidential Information.

(a) From the date hereof until the Effective Time, except to the extent prohibited by applicable Law, Target shall, and shall cause each of its officers, directors, employees, auditors and agents to, afford the officers, employees and agents of Acquiror and Merger Sub complete access at all reasonable times to the officers, employees, agents, properties, offices, plants and other facilities, books and records of Target, and shall furnish Acquiror and Merger Sub with such financial, operating and other data and information as Acquiror or Merger Sub, through their officers, employees or agents, may reasonably request. Any investigation pursuant to this Section 9.4 shall be conducted in a manner as not to interfere unreasonably with the conduct of the business of Target or its Subsidiaries.

(b) Acquiror and Target shall continue to be bound by the Confidentiality Agreement, entered into in September 2008 (the “Confidentiality Agreement”), and all information disclosed pursuant to Section 9.4(a) shall be deemed to be “Confidential Information.”

9.5 Standstill.

(a) From and after the date hereof, Target shall not, nor shall it permit any of its officers, managers, partners, members, directors, employees or agents or any investment banker, financial advisor, attorney, accountant or other representative retained by, or acting on behalf of, it to, directly or indirectly, through another Person (a) solicit, initiate or knowingly encourage (including by way of furnishing information), or take any other action to facilitate or designed to facilitate, any inquiries or the making of any proposal that constitutes, or that could lead to, an Acquisition Proposal (as defined below), or (b) participate in any discussions regarding any Acquisition Proposal. In the event that Target receives an Acquisition Proposal, then it shall promptly, but in any event within 24 hours receipt of an Acquisition Proposal, (x) advise Acquiror orally and in writing of any Acquisition Proposal or any inquiry regarding the making of an Acquisition Proposal, including any request for information, the material terms and conditions of such request, Acquisition Proposal or inquiry and the identity of the person or entity making such request, Acquisition Proposal or inquiry and (y) keep Acquiror fully informed of the status and details of such request, Acquisition Proposal or inquiry. Target shall, and shall cause any of its officers, managers, partners, members, directors, employees or agents and any investment banker, financial advisor, attorney, accountant or other representative retained by, or acting on behalf of, it to, immediately cease and terminate any existing solicitation, initiation, knowing encouragement, activity, discussion or negotiation with any Person conducted heretofore by any of them with respect to any Acquisition Proposal and promptly (provided it has the contractual right to do so and has not already done so) request the return or destruction of any information delivered by any of them in connection with such Acquisition Proposal. As used herein, “Acquisition Proposal” means a proposal or offer (other than pursuant to this Agreement) for a tender or exchange offer, merger, consolidation or other business combination involving any proposal to acquire in any manner any material equity interest in Target, or any material portion of, Target’s Assets.

(b) Neither the Target Board nor any committee thereof shall (i) (A) withdraw (or modify in any manner adverse to Acquiror), or propose publicly to withdraw (or modify in any manner adverse to Acquiror), the approval, recommendation or declaration of advisability by the Target Board or any such committee thereof with respect to this Agreement or (B) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any Acquisition Proposal (any action in this clause (i) being referred to as a “Target Adverse Recommendation Change” or (ii) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, or allow Target or any of its Affiliates to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, alliance agreement, partnership agreement or other agreement or arrangement (an “Acquisition Agreement”) constituting or related to, or that is intended to or would reasonably be expected to lead to, any Acquisition Proposal, or requiring, or reasonably expected to cause, Target or Merger Sub to abandon, terminate, delay or fail to consummate, or that would otherwise impede, interfere with or be inconsistent with, the Merger or any of the other transactions contemplated by this Agreement, or requiring, or reasonably expected to cause, Target or Merger Sub to fail to comply with this Agreement.

9.6 Notification of Certain Matters. Promptly after Target has or obtains actual knowledge of any of the following, Target shall give prompt notice to Acquiror of (a) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which reasonably could be expected to cause any of its representations or warranties contained in this Agreement to be untrue or inaccurate and (b) any failure of Target to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 9.6 shall not limit or otherwise affect the (x) remedies available to any of the Acquiring Parties under Section 12 or (y) obligation of any of the Acquiring Parties to consummate the Transactions pursuant to Section 7.1 had any such notification pursuant to this Section 9.6 not been made.

9.7 Public Announcements. No public release or announcement concerning this Agreement or any of the Transactions or any manner of dissemination of information regarding Target or the Target Business shall be issued or made by Target before the Closing without the prior consent of Acquiror, except (i) trade communications regarding the Target Business made in the ordinary course of business consistent with past practice, (ii) to the extent that Target is required by law, regulation, rule, order, judgment, subpoena or decree to divulge or disclose such information, in which case Target shall use commercially reasonable efforts to cooperate with Acquiror (at Acquiror’s sole expense) to limit such disclosure to the extent permitted under applicable law, (iii) to the extent any information is reasonably relevant for enforcing Target’s rights or defending against assertions by Acquiror in connection with any legal proceedings involving a dispute between Target and Acquiror, and (iv) to the extent that such information has otherwise been made public through no wrongful action by Target.

9.8 Transaction Expenses. Whether or not the Merger is consummated, all liabilities outside of the ordinary course of business consistent with past practice and fees and expenses incurred by Target (for which Target may pay or reimburse others or may otherwise be obligated to pay or reimburse others or may be or may become liable) in connection with the Merger and the transactions contemplated hereby including, without limitation, all Taxes of any Target Company related to the Merger, all legal, accounting, consulting, investment banking, financial advisory, and brokerage fees and expenses and all other fees and expenses of third parties (including any costs incurred to obtain any financial statements of Target, consents, waivers or approvals as a result of compliance with this Agreement), as well as the amount of the premium to cover the purchase of any insurance policies purchased under Section 9.13 (the “Transaction Expenses”), shall be the Liability and obligation of Target to be satisfied at or prior to the Closing and shall not be obligations of Acquiror or the Surviving Corporation to the extent provided in Section 12. At least three (3) Business Days prior to the Closing, Target shall provide Acquiror with a statement of estimated Transaction Expenses in form reasonably satisfactory to Acquiror which statement shall be accompanied by final invoices from Target’s legal, accounting, financial, consulting and other advisors providing services in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby reflecting such advisors’ final billable Transaction Expenses (the “Statement of Expenses”).

9.9 Payment of Target Indebtedness. Prior to the Effective Time, (i) all Indebtedness of Target shall have been paid in full by Target by wire transfer out of Target’s available cash and cash equivalents or otherwise finally discharged by conversion into Target Stock or the right to receive a portion of the Merger Consideration, (ii) all obligations of Target relating to such Indebtedness shall have been terminated, and (iii) Acquiror shall have been provided with evidence thereof that is reasonably acceptable to Acquiror.

9.10 280G Matters. Target shall seek the necessary stockholder approval of any payments or benefits under any Target Employee Benefit Plan or other agreement which would be a “parachute payment” under Section 280G of the Code as a result of the transactions contemplated by this Agreement; provided that any communications to the stockholders regarding such approval shall be made available to Acquiror and Acquiror shall have the right to review and approve (which approval shall not be unreasonably withheld) such communications before they are distributed to the stockholders. Target shall deliver to Acquiror prior to the Closing reasonable evidence either (a) that the stockholder approval was solicited in conformance with Section 280G and the regulations promulgated thereunder and the necessary stockholder approval was obtained with respect to any payments and/or benefits that were subject to the stockholder vote (the “280G Approval”), or (b) that the 280G Approval was not obtained and, as a consequence, that such “parachute payments” shall not be made or provided, as authorized under the waivers of those payments and/or benefits which were executed by all of the affected individuals.

9.11 Employee Offers. Acquiror shall, promptly after the date of this Agreement, make offers of employment to the employees of Target set forth on Schedule 9.11 hereto. The terms of these offers will specify that such employment shall commence immediately after the Effective Time, and shall include cash compensation, long-term equity incentives and benefits consistent with those received by similarly situated employees of Acquiror, and shall include non-compete (to the extent legally permissible under applicable Law), non-solicit, confidentiality and proprietary information and invention agreements. The offers of employment shall be voidable by Acquiror if not accepted within 15 days after being made. Nothing in the Agreement, expressed or implied, is intended or shall be construed to constitute an offer of employment, to any individual employee of any Target Company, or a right of any such person to continued employment with the Surviving Corporation or with Acquiror following the Closing.

9.12 Issuance of Acquiror Common Stock; Limitations on Resale.

(a) At the Effective Time, Acquiror will issue to the persons named on Schedule 9.12 up to 1,250,642 shares of the Acquiror Common Stock (minus up to 187,596 shares of the Acquiror Common Stock constituting Escrow Merger Consideration), allocated among such persons in the amounts set forth opposite their respective names on Schedule 2.6. Such shares are a component of, and not in addition to, the total number of shares of Acquiror Common Stock included in the Merger Consideration as set forth in Section 2.6. Acquiror, the Target Companies, or their agents, as applicable, shall be entitled to deduct and withhold with respect to such shares of Acquiror Common Stock such amounts (in shares of Acquiror Common Stock) as Acquiror, the Target Companies, or their agents, as applicable, are required to deduct and withhold with respect to the making of such payments under the Code or any applicable provision of state, local or foreign Tax Law. Any amounts or shares so deducted or withheld by Acquiror, the Target Companies, or their agents shall be treated for all purposes of this Agreement as having been paid or issued to the Person in respect of which such deduction and withholding was made.

(b) The holders of the Acquiror Common Stock issued pursuant to this Section 9.12 who are named on Schedule A to such agreement shall be subject to the volume limitations on resale of the Acquiror Common Stock described in the Sales Volume Agreement.

(c) The shares of Acquiror Common Stock issued pursuant to this Section 9.12 shall be issued pursuant to Acquiror’s 2005 Stock Award and Incentive Plan, and shall vest in two equal tranches on the dates that are six and twelve months after the Closing Date, subject to vesting acceleration as described in the grant agreements relating to such grants. Such agreements shall contemplate acceleration of vesting (i) in the event of a termination of the employment with the Company of the holder of such shares (A) by the Company without Cause (as defined in Acquiror’s 2005 Stock Award and Incentive Plan) or (B) by such holder for Good Reason (as it shall be defined in the agreement) and (ii) in the event of at Change of Control (as defined in Acquiror’s 2005 Stock Award and Incentive Plan).

9.13 Indemnification of Target Directors and Officers.

(a) If the Merger is consummated, then until the sixth anniversary of the Effective Time, Acquiror will cause the Surviving Corporation to fulfill and honor in all respects the obligations of the Target Companies to the individuals who served as their respective directors and officers at any time prior to the Effective Time (the “Target D&O Indemnitees”) pursuant to any indemnification provisions under the Target Companies’ respective certificates of incorporation or bylaws or similar organizational documents as in effect on the date of this Agreement and pursuant to any indemnification agreements between the Target Companies and such Target D&O Indemnitees existing as of the date of this Agreement that are set forth in Section 4.23 of the Target Disclosure Letter (the “Target Indemnification Provisions”), with respect to claims arising out of matters occurring at or prior to the Effective Time. Any claims for indemnification made under this Section 9.13(a) on or prior to the sixth anniversary of the Effective Time shall survive such anniversary until the final resolution thereof.

(b) Acquiror shall maintain a “tail” policy under Target’s existing directors’ and officers’ insurance policy that (i) has an effective term of six years from the Effective Time, (ii) covers only those persons who are currently covered by Target’s directors’ and officers’ insurance policy in effect as of the date of this Agreement and only for matters occurring at or prior to the Effective Time, and (iii) contains terms comparable to those applicable to the currently covered directors and officers of the Target Companies. Acquiror shall reasonably cooperate with the Target D&O Indemnitees in enforcing such policy against the insurer if requested to do so.

(c) The provisions of this Section 9.13 are intended to be for the benefit of, and shall be enforceable by, the Target D&O Indemnitees.

9.14 Employee Benefit Matters. As promptly as reasonably practicable after the Effective Time, Acquiror shall enroll those persons who were employees of the Target Companies immediately prior to the Effective Time and who remain employees of the Surviving Corporation or its subsidiaries or become employees of Acquiror following the Effective Time (“Continuing Employees”) in the Acquiror Employee Benefit Plans for which such employees are eligible, including its medical plan, dental plan, life insurance plan and disability plan, on substantially similar terms applicable to employees of Acquiror who are similarly situated based on levels of responsibility, to the extent permitted by the terms of the applicable Acquiror Employee Benefit Plans; provided, however, that Acquiror shall not be obligated to enroll any Continuing Employee in Acquiror Employee Benefit Plans if Acquiror maintains in effect comparable Target Employee Benefit Plans for the benefit of such employee following the Closing. Without limiting the generality of the foregoing, for Continuing Employees so enrolled in Acquiror Employee Benefit Plans, Acquiror shall recognize the prior service with the Target Companies of each of the Continuing Employees for purposes of eligibility and vesting, to the extent permitted by the terms of the applicable Acquiror Employee Benefit Plans. Notwithstanding anything in this Section 9.14 to the contrary, this Section 9.14 shall not operate to (a) duplicate any benefit provided to any Continuing Employee or to fund any such benefit, (b) require Acquiror to continue to maintain any employee benefit plan in effect following the Effective Time for Acquiror’s employees, including the Continuing Employees, (c) be construed to mean the employment of the Continuing Employees is not terminable by Acquiror at will at any time, with or without cause, for any reason or no reason, or (d) amend any ERISA plan or create any third party rights of causes of action for any person.

9.15 IP License Agreement. The parties shall enter into the IP License Agreement on the date hereof.

9.16 Purchase of Acquiror Common Stock by Certain Target Principal Holders. The Target Principal Holders named on Schedule 9.16 shall enter into the Series C Stock Purchase Agreement on the date hereof.

SECTION 10.

TAX COVENANTS

10.1 Tax-Deferred Reorganization. Prior to the Closing, each of the Target and the Target Principal Holders shall use its best efforts to cause the Merger to qualify as a reorganization under Section 368 of the Code, and shall not take any action independent of the transactions contemplated by this Agreement that are reasonably likely to cause the Merger not so to qualify. The Acquiror shall not take, or cause or permit the Target to take, any action after the Closing that would reasonably be expected to cause the Merger not to qualify as a reorganization under Section 368 of the Code unless otherwise required by a Tax Authority. None of the Target, the Target Principal Holders or Acquiring Parties will take any position on any federal income Tax Return that is inconsistent with the treatment of the Merger as a reorganization for U.S. federal income tax purposes as of the Effective Date. Notwithstanding the foregoing, and notwithstanding any statement or inference to the contrary in any other provision of this Agreement or any other agreement contemplated by this Agreement, it is agreed that no party to this Agreement shall be considered to have made any representation or warranty to any other party as to the qualification of the transactions contemplated by this Agreement as a reorganization under Section 368 of the Code. Each party agrees that it has obtained independent tax advice in respect of the proper treatment of the Merger for federal income tax purposes.

10.2 Preparation and Filing of Pre-Closing and Post-Closing Period Tax Returns.

(a) Acquiror shall, at its sole expense, prepare or cause to be prepared and file or cause to be filed all Tax Returns of the Target Companies for all periods ending on or prior to the Closing Date which are filed after the Closing Date. Such returns shall be prepared consistent with past practices and procedures, unless otherwise required by applicable Law or such practice or procedure would, in the good faith judgment of Acquiror, result in the imposition of penalties. The amount of any Taxes allocable to the Pre-Closing Period (consistent with Section 10.4) in excess of the Taxes reserved therefor on the Closing Balance Sheet and resulting in a decrease in the amount of Closing Date Net Cash Position shall be deemed to be an indemnification obligation under Section 12, and it shall not be subject to dispute by any Indemnifying Party under Section 12 or related provisions of the Escrow Agreement.

(b) Acquiror shall, at its sole expense, prepare or cause to be prepared and file or cause to be filed all Tax Returns of the Target Companies for Tax periods which begin before the Closing Date and end after the Closing Date (a “Straddle Period”). The amount of any Taxes allocable to the Pre-Closing Period of such Straddle Period (consistent with Section 10.4) in excess of the Taxes reserved therefor on the Closing Balance Sheet and resulting in a decrease in the amount of Closing Date Net Cash Position shall be deemed to be an indemnification obligation under Section 12, and it shall not be subject to dispute by any Indemnifying Party under Section 12 or related provisions of the Escrow Agreement.

10.3 Cooperation in Filing Tax Returns. Acquiror and the Stockholders’ Representative shall, and shall each cause their respective Affiliates to, provide to the other such cooperation and information, as and to the extent reasonably requested, in connection with the filing of any Tax Return, amended Tax Return or claim for refund, determining liability for Taxes or a right to refund of Taxes, or in conducting any audit, litigation or other proceeding with respect to Taxes. Such cooperation and information shall include providing copies of all relevant portions of relevant Tax Returns, together with relevant accompanying schedules and relevant work papers, relevant documents relating to rulings and other determinations by Taxing Authorities, and relevant records concerning the ownership and Tax basis of property, which any such Party may possess. Each Party will retain all Tax Returns, schedules, work papers, and all material records and other documents relating to Tax matters, of the Target Companies for the Tax period first ending after the Closing Date and for all prior Tax periods until the later of either (i) the expiration of the applicable statute of limitations (and, to the extent notice in provided with respect thereto, any extensions thereof) for the Tax periods to which the Tax Returns and other documents relate or (ii) eight years following the due date (without extension) for such Tax Returns. Thereafter, the Party holding such Tax Returns or other documents may dispose of them provided that such Party shall give to the other Party the notice described in Section 14.2 prior to doing so. Each Party shall make its employees reasonably available on a mutually convenient basis at its cost to provide explanation of any documents or information so provided.

10.4 Allocation of Certain Taxes.

(a) If the Target Companies are permitted but not required under applicable income Tax Laws to treat the Closing Date as the last day of a taxable period, then the Parties shall treat that day as the last day of a taxable period.

(b) In the case of Taxes arising in a Straddle Period, except as provided in Section 10.4(c), the allocation of such Taxes between the Pre-Closing Period and the Post-Closing Period portion of the Straddle Period shall be made on the basis of an interim closing of the books as of the end of the Closing Date. For the avoidance of doubt, for purposes of this Section 10, any Tax resulting from the Transactions is attributable to the Pre-Closing Period.

(c) In the case of any Taxes that are imposed on a periodic basis and are payable for a Straddle Period, the portion of such Tax allocable to the Pre-Closing Period of the Straddle Period shall in the case of any Taxes other than (i) Taxes based upon or related to income or receipts, (ii) franchise Taxes, or (iii) Taxes based on capitalization, debt or shares of stock authorized, issued or outstanding, be deemed to be the amount of such Taxes for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the portion of the Straddle Period ending on the Closing Date and the denominator of which is the number of days in the entire Straddle Period. All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with the prior practice of the Target Companies.

10.5 Payment of Transfer Taxes and Fees. Notwithstanding anything else in this Agreement, the Target Principal Holders shall file all necessary documentation and Tax Returns with respect to any Transfer Taxes arising out of, resulting from or relating to the Transactions, and shall be solely responsible for the payment of any such Transfer Taxes.

10.6 Termination of Tax Sharing Agreements. Any and all Tax allocation or sharing agreements or other agreements or arrangements binding the Target Companies shall be terminated with respect to the Target Companies as of the day before the Closing Date and, from and after the Closing Date, the Target Companies shall not be obligated to make any payment to any Target Party or Affiliate, Taxing Authority or other Person pursuant to any such agreement or arrangement for any past or future period.

10.7 FIRPTA Certificates. Target shall deliver to the Acquiror on the Closing Date a duly completed and executed certification providing that no Target Company is a United States real property holding corporation pursuant to applicable Treasury regulations.

10.8 Characterization of Payments. Except as otherwise required by applicable Law, the Parties shall treat any indemnification payment made pursuant to Section 12 as an adjustment to purchase price.

SECTION 11.

[INTENTIONALLY OMITTED]

SECTION 12.

INDEMNIFICATION

12.1 By the Target Indemnifying Parties. To the extent provided in this Section 12, following the Effective Time, the Target Principal Holders (the “Indemnifying Target Parties”) shall, severally (according to their respective Pro Rata Shares) and not jointly, indemnify and hold each member of the Acquiror Group, and each of their respective successors and assigns, and any of their officers, directors, employees, stockholders, agents, Affiliates and any Person who controls Acquiror within the meaning of the Securities Act or the Exchange Act (each, an “Indemnified Acquiror Party”) harmless from and against the following (“Indemnifiable Target Matters”):

(a) any Obligations, claims, demands, judgments, losses, costs, damages or expenses whatsoever (including reasonable fees and expenses of attorneys, consultants and other professionals incurred by such Indemnified Acquiror Party in connection therewith) (collectively, “Damages”) that such Indemnified Acquiror Party may sustain, suffer or incur and that result from, arise out of or relate to:

(i) any inaccuracy of any representation or warranty of Target in this Agreement or of the certifications delivered by Target’s Chief Executive Officer and Chief Financial Officer pursuant to Section 7.1(a);

(ii) any nonfulfillment prior to the Effective Time of any covenant or agreement on the part of Target set forth in this Agreement;

(iii) any Tax in excess of the amount reserved therefor on the Closing Balance Sheet and resulting in a decrease in the amount of Closing Date Net Cash Position:

(A) imposed on any Target Company with respect to any Pre-Closing Period;

(B) imposed on any Target Company as a result of being a member of an affiliated group of corporations of which any Target Company (or any predecessor) is or was a member on or prior to the Closing Date pursuant to Section 1.1502-6 of the Regulations (or any similar provision of state, local, or foreign Law);

(C) imposed upon any Target Company as a transferee or successor, by Contract, or otherwise with respect to any arrangement or event entered into on or prior to the Closing Date; and

(D) imposed upon any Target Company arising directly or indirectly from a breach or inaccuracy of a representation or warranty set forth in Section 4.19.

(iv) any Obligation of Target owing to any Target employee (except, in the case of any employee of Target that has been disclosed to Acquiror in writing, for salary or other compensation or ordinary course business expense reimbursements due to such individual) to the extent not accrued on the Closing Balance Sheet;

(v) any breach by any officer or director of Target of any fiduciary duty owed by such officer or director to any current of former stockholders of Target, which breach occurred prior to, in connection with or as a result of the Closing and the Transactions to take place at the Closing;

(vi) any amount paid by Acquiror, Target or the Surviving Corporation to any Holder with respect to Dissenting Shares in excess of the value such Holder would have received in the Merger for such Dissenting Shares had such shares been converted in accordance with Section 2.6, and all interest, costs, expenses and fees incurred by Acquiror, Target or the Surviving Corporation in connection with the exercise or attempted exercise of any dissenters rights;

(vii) any Obligation of Target owing to any Person with respect to expenses incurred in connection with and in furtherance of the Merger to the extent not accrued on the Closing Balance Sheet;

(viii) any Indebtedness of Target that has not been paid and finally discharged pursuant to Section 9.9;

(ix) any Net Cash Adjustment pursuant to Section 3.2(c) that has not been otherwise satisfied in cash by the Target Principal Holders;

(x) any and all costs and other expenses (including reasonable attorneys’ fees and expenses) incident to any of the foregoing or to the enforcement by any Indemnified Acquiror Party of this Section 12.1.

For the avoidance of doubt, amounts described in the preceding clauses (iii), (iv), (vii) and (viii) shall only constitute Damages to the extent that (x) they have not already been taken into account in the procedures set forth in Section 3.2 (Closing Date Net Cash Adjustment) and (y) they would result in the Closing Date Net Cash Position being less than the lower of (i) the Closing Date Net Cash Position finally determined pursuant to Section 3.2 or (ii) the Targeted Closing Date Net Cash Position.

(b) For purposes of this Section 12.1, Taxes resulting from transactions not contemplated by the Transaction Documents, occurring on the Closing Date but under Acquiror’s sole direction and control, shall be allocated to the Post-Closing Period.

12.2 By Acquiror. To the extent provided in this Section 12, Acquiror shall indemnify and hold the Holders, their heirs, successors and assigns and if any Holders are Entities, any of their officers,

directors, employees, stockholders, agents, Affiliates and any Person who controls such Holders within the meaning of the Securities Act or the Exchange Act (each, an “Indemnified Target Party”) harmless from and against the following (“Indemnifiable Acquiror Matters”):

(a) any Damages that such Indemnified Target Party may sustain, suffer or incur and that result from, arise out of or relate to:

(i) any inaccuracy of any representation or warranty of Acquiror contained in this Agreement or of the certifications delivered pursuant to Section 7.2(a); and

(ii) any nonfulfillment of any covenant or agreement of Acquiror contained in this Agreement; and

(b) any and all costs and other expenses (including reasonable attorneys’ fees and expenses) incident to any of the foregoing or to the enforcement by any Indemnified Target Party of this Section 12.3.

12.3 Procedure for Claims.

(a) An Indemnified Acquiror Party or an Indemnified Target Party that desires to seek indemnification under any part of this Section 12 (each, an “Indemnified Party”) shall give notice (a “Claim Notice”) to each Party responsible or alleged to be responsible for indemnification hereunder (an “Indemnitor”) prior to any applicable Expiration Date. The Stockholders’ Representative shall administer all claims for indemnification under this Section 12. Such notice shall briefly explain the nature of the claim and the parties known to be involved, and shall specify the amount thereof. If the matter to which a claim relates shall not have been resolved as of the date of the applicable Claim Notice, the Indemnified Party shall estimate in good faith the amount of the claim in the Claim Notice, but also specify therein that the claim has not yet been liquidated (an “Unliquidated Claim”). If an Indemnified Party gives a Claim Notice for an Unliquidated Claim, the Indemnified Party shall also give a second Claim Notice (the “Liquidated Claim Notice”) within 30 days after the matter giving rise to the claim becomes finally resolved, and the Liquidated Claim Notice shall specify the actual amount of the claim. Each Indemnitor to which a Claim Notice is given shall respond to any Indemnified Party that has given a Claim Notice (a “Claim Response”) within 30 days (the “Response Period”) after the later of (i) the date that the Claim Notice is given and (ii) if a Claim Notice is first given with respect to an Unliquidated Claim, the date on which the Liquidated Claim Notice is given. Any Claim Notice or Claim Response shall be given in accordance with the notice requirements hereunder, and any Claim Response shall specify whether or not the Indemnitor giving the Claim Response disputes the claim described in the Claim Notice. If any Indemnitor fails to give a Claim Response within the Response Period, such Indemnitor shall be deemed not to dispute the claim described in the related Claim Notice. If any Indemnitor elects not to dispute a claim described in a Claim Notice, whether by failing to give a timely Claim Response or otherwise, then the amount of such claim shall be conclusively deemed to be an obligation of such Indemnitor. No delay on the part of an Indemnified Acquiror Party or Indemnified Target Party in delivering a Claim Notice shall relieve the Indemnifying Target Parties or Acquiror respectively from any of their indemnification obligations under this Section 12 unless (and then only to the extent that) the Indemnifying Target Parties or Acquiror respectively are/is prejudiced thereby.

(b) If any Indemnitor shall be obligated to indemnify an Indemnified Party hereunder, such Indemnitor shall pay to such Indemnified Party within 30 days after the last day of the Response Period the amount to which such Indemnified Party shall be entitled. If there shall be a dispute as to the amount or manner of indemnification under this Section 12, the Indemnified Party may pursue whatever legal remedies may be available for recovery of the Damages claimed from any Indemnitor. If any Indemnitor fails to pay all or part of any indemnification obligation when due (which shall be the date that such claim for Damages is finally resolved in favor of the Indemnified Party pursuant to the terms hereof), then such Indemnitor shall also be obligated to pay to the applicable Indemnified Party interest on the unpaid amount for each day during which the obligation remains unpaid at an annual rate equal to the Prime Rate, and the Prime Rate in effect on the first Business Day of each calendar quarter shall apply to the amount of the unpaid obligation during such calendar quarter.

(c) Notwithstanding any other provision of this Section 12:

(i) an Indemnified Party shall be entitled to indemnification with respect to Sections 12.1(a)(i) or 12.2(a)(i), as the case may be, only when the aggregate of all Damages to such Indemnified Party exceeds $165,000 (the “Threshold Amount”) and then such Indemnified Party shall be entitled to indemnification for all of its Damages above the Threshold Amount; provided, that the Threshold Amount shall not be applicable to Fundamental Target Matters or Fundamental Acquiror Matters;

(ii) in no event shall the aggregate indemnification obligations of the Indemnifying Target Parties, taken together, as to Section 12.1(a), exceed 10% of the Merger Consideration value (the “Maximum Indemnification Amount”) (where the Merger Consideration is valued based on the Common Value Per Share and Series C Value Per Share, as applicable, as of the Closing Date), except in the case of (x) any inaccuracy of any representation or warranty of Target in Sections 4.1(a) (Organization), 4.2(a) (Authority), 4.4(a)-(b) (Capitalization), 4.18 (Target Employee Benefit Plans), 4.19 (Taxes) and 4.24 (Brokerage Fees) (collectively, the “Fundamental Target Representations”) (y) the Indemnifiable Target Matters described in clauses (ii)-(ix) of Section 12.1(a), and (z) the Indemnifiable Target Matters described in clause (x) of Section 12.1(a) to the extent they pertain to the immediately preceding clauses (x) and (y) (collectively, the “Fundamental Target Matters”); provided that in the case of the Fundamental Target Matters, in no event shall the aggregate indemnification obligations of the Indemnifying Target Parties, taken together, exceed 100% of the Merger Consideration value (where the Merger Consideration is valued based on the Common Value Per Share and Series C Value Per Share, as applicable, as of the Closing Date);

(iii) in no event shall the aggregate indemnification obligations of the Acquiror, as to Section 12.2, exceed the Maximum Indemnification Amount, except in the case of (x) any inaccuracy of any representation or warranty of Acquiror in Sections 6.1(a) (Organization), 6.2(a) (Authority), 6.3(a)-(b) (Capitalization), 6.11 (Acquiror Employee Benefit Plans), 6.12 (Taxes) and 6.16 (Brokerage Fees) (collectively, the “Fundamental Acquiror Representations”), (y) the Indemnifiable Acquiror Matters described in clause (ii) of Section 12.2(a), and (z) the Indemnifiable Acquiror Matters described in clause (b) of Section 12.2 to the extent they pertain to the immediately preceding clauses (x) and (y) (collectively, the “Fundamental Acquiror Matters”); provided that in the case of the Fundamental Acquiror Matters, in no event shall the aggregate indemnification obligations of Acquiror exceed 100% of the Merger Consideration value (where the Merger Consideration is valued based on the Common Value Per Share and Series C Value Per Share, as applicable, as of the Closing Date);

(iv) clauses (ii) and (iii) notwithstanding, as to any Claims arising from Fraud with respect to this Agreement committed by Target, any Target Principal Holder or any Acquiror, there shall be no limitation on indemnification obligations (it being understood that as to such Fraud committed by a Target Principal Holder (that does not also constitute Fraud committed by Target), such holder (and not the other Indemnifying Target Parties) shall be the liable party);

The parties hereto agree and acknowledge that the aforementioned liability limits are overlapping and inclusive of one another (whether consumed by moving from a lower limit to a higher limit or from a higher limit to a lower limit) and not separate from one another. By way of illustration, in the event a claim based on a breach of a representation and warranty contained in Section 4.4 (Capitalization) is made after all of the Escrow Fund has been exhausted, then the maximum amount that may be recovered from any Indemnifying Target Party shall be limited to an amount equal to the difference between (i) such Indemnifying Target Party’s Pro Rata Share of 100% of the Merger Consideration and (ii) such Indemnifying Target Party’s Pro Rata Share of the Escrow Fund (where the Merger Consideration and Escrow Fund are valued based on the Common Value Per Share and Series C Value Per Share, as applicable, as of the Closing Date).

(v) for purposes of this Section 12 and solely with respect to (A) determining whether a breach of representation or warranty has occurred (other than as to knowledge qualifiers, for which this clause (A) is not applicable) and (B) the calculation of Damages, including without limitation for purposes of calculating the Threshold Amount, resulting from a breach of representation or warranty, all of the representations and warranties set forth in this Agreement or in any certification delivered pursuant hereto that are qualified by materiality, Material Adverse Effect, or the knowledge of a particular Party shall be deemed to have been made without any such qualification;

(vi) Damages shall exclude special, consequential, indirect or punitive damages, unless paid to a third party by an Indemnified Acquiror Party or Indemnified Target Party. Damages shall be calculated net of actual recoveries under existing insurance policies (net of any applicable collection costs and reserves, deductibles, premium adjustments and retrospectively rated premiums), it being understood that an Indemnified Acquiror Party or Indemnified Target Party shall not be obligated to seek recovery under insurance policies with respect to any particular Indemnifiable Target Matter or Indemnifiable Acquiror Matter respectively; Notwithstanding anything to the contrary herein, Damages shall exclude the employer portion of any payroll Taxes associated with the shares of Acquiror Common Stock issuable pursuant to this Agreement; and

(vii) No Indemnified Acquiror Party or Indemnified Target Party may make a claim for Fraud with respect to the disclosure of any matter arising after the date hereof that Target discloses as an exception to the certificate delivered pursuant to Section 7.1(a) or Acquiror discloses as an exception to the certificate delivered pursuant to Section 7.2(a) (which, for the avoidance of doubt, such disclosure being for informational purposes only and not as a limitation to the Indemnified Acquiror Parties’ or Indemnified Target Parties’ ability to otherwise seek recovery for Damages arising from any such disclosure pursuant to Section 12), unless the matter being disclosed has arisen out of or results from the Fraud of the party disclosing it.

12.4 Claims Period. “Expiration Date” means:

(a) for all claims arising under Sections 12.1(a)(i) or 12.2(a)(i), other than Fundamental Target Representations and Fundamental Acquiror Representations, the first day following the first anniversary of the Closing Date.

(b) for all other claims arising under Section 12.1(a) or 12.2, other than those arising from Fraud, as to which there shall be no Expiration Date, 60 days following the date on which the applicable statute of limitations expires.

So long as an Indemnified Party gives a bona-fide Claim Notice for an Unliquidated Claim on or before the applicable Expiration Date, such Indemnified Party shall be entitled to pursue its rights to indemnification with respect to such Unliquidated Claim regardless of the date on which such Indemnified Party gives the related Liquidated Claim Notice.

12.5 Third Party Claims. An Indemnified Party that desires to seek indemnification under any part of this Section 12 with respect to any actions, suits or other administrative or judicial proceedings (each, an “Action”) that may be instituted by a third party shall give each Indemnitor prompt notice of a third party’s institution of such Action. After such notice, any Indemnitor shall, if requested by such Indemnified Party, participate in such Action. Any failure to give prompt notice under this Section 12.6 shall not bar an Indemnified Party’s right to claim indemnification under this Section 12, except to the extent that an Indemnitor shall have been materially harmed by such failure.

12.6 Satisfaction of Indemnification Obligations.

(a) Notwithstanding anything herein to the contrary, the sole and exclusive recourse and remedy of any Indemnified Acquiror Party against any Indemnifying Target Party for the satisfaction of any Damages under Section 12.1(a) (not including, however, Damages relating to Fundamental Target Matters or amounts payable to Acquiror under Section 3.2(c)) for which any Indemnifying Target Party may be liable, shall be such Indemnifying Target Party’s Pro Rata Share of the Escrow Fund.

(b) Any Damages satisfied from the Escrow Fund in respect of a claim made pursuant to Section 12.1(a), including Damages for Fundamental Target Matters which are satisfied from the Escrow Fund, shall reduce each Indemnifying Target Party’s Pro Rata Share of the Escrow Fund.

(c) For purposes of satisfying any Damages for which a Indemnifying Target Party is responsible under this Section 12, (i) any Escrow Shares used to satisfy such Damages shall be deemed to have a value per share equal to the Common Value Per Share as of the date they are released pursuant to the Escrow Agreement in order to satisfy such Damages, (ii) any other Merger Consideration shares used to satisfy such Damages shall be deemed to have a value per share equal to the Common Value Per Share or Series C Value Per Share, as applicable, as of the date they are used to satisfy such Damages and (iii) such Indemnifying Target Party may elect in its discretion to satisfy such Damages with cash in lieu of forfeiting Escrow Shares or other Merger Consideration shares (and in the event that such Indemnifying Target Party does so, such shares shall no longer be subject to risk of forfeiture for such Damages and if such shares are Escrow Shares, they shall promptly be released to such Indemnified Target Party).

12.7 No Contribution/Indemnification. The Target D&O Indemnitees shall not seek, nor will they be entitled to, contribution from, or indemnification by, Target, under Target’s Charter Documents, this Agreement, applicable corporate laws or other laws or otherwise, in respect of amounts due from the Target D&O Indemnitees in their capacities as Indemnifying Target Parties to an Indemnified Acquiror Party under this Section 12, and the Target D&O Indemnitees will hold the Surviving Corporation and the Indemnified Acquiror Parties harmless in respect of all such amounts and shall not seek to join the Surviving Corporation in connection with any suit arising under this Agreement regarding such amounts. The Target D&O Indemnitees shall not make claim against any directors and officers insurance policy maintained or to be maintained by the Surviving Corporation in respect of amounts due by the Target D&O Indemnitees in their capacities as Indemnifying Target Parties to an Indemnified Acquiror Party under this Section 12, if the carrier of such insurance policy would have any right of subrogation against the Surviving Corporation in respect of such claim, and shall indemnify and hold harmless the Acquiror Indemnified Parties from any such action. By way of illustration, in the event that (i) a particular third party claim involves Damages in the aggregate amount of $25,000, (ii) the Indemnified Acquiror Parties are entitled to recovery under this Section 12 for the entire amount of such Damages from the Indemnifying Target Parties and a Target D&O Indemnitee’s Pro Rata Share of such Damages is $1,000, and (iii) a Target D&O Indemnitee is entitled to indemnification under Section 9.13 for the entire amount of such Damages, then (x) the Indemnified Acquiror Parties shall be entitled to recover $1,000 from the Target D&O Indemnitee in his or her capacity as an Indemnifying Target Party (and the Target D&O Indemnitee may not seek indemnification under Section 9.13 for such $1,000) and (y) the Target D&O Indemnitee shall be entitled to indemnification in the amount of $25,000 in his capacity as a Target D&O Indemnitee.

12.8 Anticipated Damages. Subject to all applicable provisions of this Section 12, including Section 12.5, nothing herein shall be deemed to prevent an Indemnified Party from making a claim hereunder that complies with the procedural requirements of Section 12.4 for Damages resulting from a third party claim that the Indemnified Party has reason to believe will be made in the future; provided, the Claim Notice sets forth the specific basis for any such anticipated Damages and the Indemnified Party has reasonable grounds to believe that a claim will be made in the future (it being understood that such Damages will not actually be paid to an Indemnified Party unless and until such third party claim is actually made and it is determined according to the term of this Section 12 that the Indemnitor is obligated to indemnify for such Damages).

12.9 Exclusive Remedy. Following the Closing, (a) this Section 12 and the remedy provisions of the Joinder shall together constitute the sole and exclusive remedy for recovery of Damages by the Indemnified Acquiror Parties and Indemnified Target Parties for all Indemnifiable Target Matters and Indemnifiable Acquiror Matters respectively, (b) all applicable statutes of limitations or other claims periods with respect to claims for Indemnifiable Target Matters and Indemnifiable Acquiror Matters shall be shortened to the applicable claims periods and survival periods expressly set forth herein, and (c) the Indemnified Acquiror Parties and Indemnified Target Parties irrevocably waive any and all rights they may have to make claims against the Indemnifying Target Parties and Acquiror respectively under statutory and common law as a result of any Damages and any and all other losses or damages incurred by the Indemnified Acquiror Parties and Indemnified Target Parties respectively with respect to this Agreement, whether or not in excess of the maximum amounts permitted to be recovered pursuant to this Section 12; provided, however, nothing in this Section 12.11 shall limit the liability of the Indemnifying Target Parties or Acquiror with respect to Fraud with respect to this Agreement committed by Target or Acquiror respectively.

SECTION 13.

TERMINATION

13.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of this Agreement and the approval of the Merger by the Holders:

(a) by mutual written agreement of the Parties, duly authorized by the board of directors of each of Acquiror and Target;

(b) by any of Acquiror or Target if (i) the Merger has not been consummated on or before September 30, 2010 (which date shall be extended to October 31, 2010 in the event that as of September 30, 2010 the Acquiror Stockholder Approval has not yet been obtained due to either unresolved SEC comments on the Proxy Statement or insufficient proxies being held by Acquiror and Acquiror confirms in writing to Target that it will fully comply with its covenants under Section 9.2 to resolve such SEC comments or obtain sufficient proxies prior to October 31, 2010); provided that the right to terminate this Agreement under this clause (i) of this Section 13.1(b) shall not be available to any Party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Merger to have been consummated or any of the conditions precedent to the Closing set forth in Section 7 to have been fulfilled or satisfied on or before such date or (ii) there shall be any Law that makes consummation of any of the Transactions, including the Merger, illegal or otherwise prohibited or if any court of competent jurisdiction or a Governmental Body shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling, or other action shall have become final and non-appealable;

(c) by Acquiror if Target shall have violated or breached in any material respect any of its obligations under Sections 9.1 (Conduct of Business by Target Pending the Merger) or 9.5 (Standstill) and failed to cure such violation within 15 days after receipt of notice from Acquiror regarding such violation or breach; and

(d) by Target if Acquiror shall have violated or breached in any material respect any of its obligations under Section 9.2 (Preparation of Proxy Statement; Acquiror Stockholders Meeting) and failed to cure such violation within 15 days after receipt of notice from Target regarding such violation or breach.

13.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 13.1, this Agreement shall forthwith become void, there shall be no Obligation under this Agreement on the part of Acquiror, Merger Sub or Target or any of their respective officers or directors and all rights and obligations of any Party shall cease; provided, that if provided, however, if such termination shall result from the (i) willful failure of either Party to fulfill a condition to the performance of the obligations of the other Party or (ii) willful failure of either Party to perform a covenant hereof, such Party shall be fully liable for any and all liabilities and damages incurred or suffered by the other Party as a result of such failure. The provisions of Sections 14.1, 14.2, 14.12 and 14.13 shall survive any termination hereof pursuant to Section 13.1.

SECTION 14.

OTHER PROVISIONS

14.1 Fees and Expenses. Each Party shall bear its costs and expenses incurred in connection with the Transactions and delivery of any materials required to be delivered at the Closing, including without limitation in the case of Target the unaudited financial statements contemplated by Section 8.2(a)(ix).

14.2 Notices. All notices, consents or other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given when delivered personally or one Business Day after being sent by a nationally recognized overnight delivery service, postage or delivery charges prepaid or five Business Days after being sent by registered or certified mail, return receipt requested, postage charges prepaid. Notices also may be given by facsimile or e-mail and shall be effective on the date transmitted if confirmed within 48 hours thereafter by a signed original sent in one of the manners provided in the preceding sentence. Notices to Target prior to the Closing or the Stockholders’ Representative shall be sent to 333 Twin Dolphin Drive, Redwood City, CA 94065, to the attention of Sunir Kapoor (facsimile: (650) 264-4515, e-mail: sunir.kapoor@ubmatrix.com), with a copy sent simultaneously to Fenwick & West LLP, Silicon Valley Center, 801 California Street, Mountain View, CA to the attention of Cynthia C. Hess, Esquire and Andrew Y. Luh, Esquire (facsimile: (650) 938-5200, e-mail: aluh@fenwick.com). Notices to an Acquiring Party shall be sent to EDGAR Online Inc., 50 Washington Street, 11th Floor, Norwalk, CT 06854, to the attention of its Chief Executive Officer (facsimile: (203) 852-5667, e-mail: pmoyer@edgar-online.com), with copies sent simultaneously to the same address, to the attention of its General Counsel (facsimile: (203) 852-5667, e-mail: lzinman@edgar-online.com) and to Morgan, Lewis & Bockius LLP, 1701 Market Street, Philadelphia, PA 19103 to the attention of Justin W. Chairman, Esquire (facsimile: (215) 963-5061, e-mail: jchairman@morganlewis.com). Any Party may change its address for notice and the address to which copies must be sent by giving notice of the new addresses to the other parties in accordance with this Section 14.2, provided that any such change of address notice shall not be effective unless and until received.

14.3 Interpretation of Representations. Each representation and warranty made in this Agreement or pursuant hereto is independent of all other representations and warranties made by the same parties, whether or not covering related or similar matters, and must be independently and separately satisfied. Exceptions or qualifications to any such representation or warranty shall not be construed as exceptions or qualifications to any other representation or warranty.

14.4 Reliance by Parties. Notwithstanding the right of any Acquiring Party to investigate the business, Assets and financial condition of Target, and notwithstanding any knowledge obtained or obtainable by any Acquiring Party as a result of such investigation, each Acquiring Party has the unqualified right to rely upon, and have relied upon, each of the representations and warranties made by Target in this Agreement or pursuant hereto. Notwithstanding the right of Target or any Indemnified Target Party to investigate the business, Assets and financial condition of Acquiror, and notwithstanding any knowledge obtained or obtainable by Target or any Indemnified Target Party as a result of such investigation, Target and each Indemnified Target Party has the unqualified right to rely upon, and has relied upon, each of the representations and warranties made by Acquiror in this Agreement or pursuant hereto.

14.5 Entire Understanding. This Agreement, together with the Exhibits and Schedules hereto and the Acquiror Disclosure Schedule, state the entire understanding among the parties with respect to the subject matter hereof, and supersede all prior oral and written communications and agreements, and all contemporaneous oral communications and agreements, with respect to the subject matter hereof including all confidentiality letter agreements and letters of intent previously entered into among some or all of the parties hereto. No amendment or modification of this Agreement shall be effective unless in writing and signed by the Party against whom enforcement is sought. Nothing contained in Section 14 or elsewhere in this Agreement shall be deemed to limit (or adversely affect) in any manner any right or remedy of any Indemnitee under any of the agreements contemplated by this Agreement.

14.6 Assignment. This Agreement shall bind, benefit, and be enforceable by and against the Parties and their respective successors and consented-to assigns. No Party shall in any manner assign any of its, his or her rights or obligations under this Agreement without the express prior written consent of the other Parties, provided, however, no Acquiring Party shall not be required to obtain the express prior written consent of the other Parties in connection with its assignment of this Agreement or any of its rights or obligations hereunder in connection with any reorganization of, or transfer of Assets to, Acquiror, or any of Acquiror’s direct or indirect subsidiaries and/or Affiliates.

14.7 Waivers. Except as otherwise expressly provided herein, no waiver with respect to this Agreement shall be enforceable unless in writing and signed by the Party against whom enforcement is sought. Except as otherwise expressly provided herein, no failure to exercise, delay in exercising, or single or partial exercise of any right, power or remedy by any Party, and no course of dealing between or among any of the Parties, shall constitute a waiver of, or shall preclude any other or further exercise of, any right, power or remedy. Notwithstanding the foregoing, any waiver of any of the rights of any Holder hereunder shall be effective if executed by the Stockholders’ Representative.

14.8 Severability. If any provision of this Agreement is construed to be invalid, illegal or unenforceable, then the remaining provisions hereof shall not be affected thereby and shall be enforceable without regard thereto.

14.9 Counterparts. This Agreement may be executed in any number of counterparts (delivery of which may occur via facsimile or e-mail in pdf format), each of which when so executed and delivered shall be an original hereof, and it shall not be necessary in making proof of this Agreement to produce or account for more than one counterpart hereof.

14.10 Section Headings; Satisfaction. Section and subsection headings in this Agreement are for convenience of reference only, do not constitute a part of this Agreement, and shall not affect its interpretation. Section, subsection, clause, Schedule and Exhibit references are to this Agreement unless otherwise specified. Any reference to a Party’s being satisfied with any particular item or to a Party’s determination of a particular item presumes that such standard will not be achieved unless such Party shall be satisfied or shall have made such determination in its sole or complete discretion.

14.11 References. All words used in this Agreement shall be construed to be of such number and gender as the context requires or permits.

14.12 Controlling Law. THIS AGREEMENT IS MADE UNDER, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED SOLELY THEREIN, WITHOUT GIVING EFFECT TO PRINCIPLES OF CONFLICTS OF LAW AND WITHOUT REGARD TO ANY CHOICE OF LAW OR CHOICE OF FORUM PROVISION, RULE OR PRINCIPLE (WHETHER OF THE STATE OF DELAWARE OR ANY OTHER JURISDICTION).

14.13 Jurisdiction and Process. In any action between or among any of the parties, whether arising out of this Agreement, any of the agreements contemplated hereby or otherwise, (a) each of the parties irrevocably consents to the exclusive jurisdiction and venue of the federal and state courts located in the State of New York, (b) if any such action is commenced in a state court, then, subject to applicable law, no Party shall object to the removal of such action to any federal court located in the State of New York, (c) each of the parties irrevocably waives the right to trial by jury, (d) each of the Parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such Party is to receive notice in accordance with Section 14.2, and (e) the prevailing parties shall be entitled to recover their reasonable attorneys’ fees, costs and disbursements from the other parties (in addition to any other relief to which the prevailing parties may be entitled).

14.14 No Third-Party Beneficiaries. No provision of this Agreement is intended to or shall be construed to grant or confer any right to enforce this Agreement, or any remedy for breach of this Agreement, to or upon any Person other than the parties hereto including any customer, prospect, supplier, employee, contractor, salesman, agent or representative of Target; provided, however, that notwithstanding the foregoing the Target D&O Indemnitees, Indemnified Acquiror Parties and Indemnified Target Parties are intended third party beneficiaries of this Agreement.

14.15 Bankruptcy Qualification. Each representation or warranty made in or pursuant to this Agreement regarding the enforceability of any Contract shall be qualified to the extent that such enforceability may be effected by bankruptcy, insolvency and other similar Laws or equitable principles (but not those concerning fraudulent conveyance) generally affecting creditors’ rights and remedies.

14.16 Neutral Construction. In view of the fact that each of the parties hereto have been represented by their own counsel and this Agreement has been fully negotiated by all parties, the legal principle that ambiguities in a document are construed against the draftsperson of that document shall not apply to this Agreement.

14.17 Stockholders’ Representative.

(a) Draper Fisher Jurvetson shall be constituted and appointed as agent (“Stockholders’ Representative”) for and on behalf of the Indemnifying Target Parties to enter into the Escrow Agreement, to give and receive notices and communications made pursuant to this Agreement or the Escrow Agreement, to authorize delivery to an Acquiring Party of the all or a portion of Escrow Fund in satisfaction of claims by any of the Acquiring Parties against the Escrow Fund pursuant to this Agreement or the Escrow Agreement, to object to such deliveries, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims, and to take all actions necessary or appropriate in the judgment of the Stockholders’ Representative for the accomplishment of the foregoing. Such agency may be changed by the holders of a majority in interest of the Escrow Fund from time to time upon not less than ten Business Days’ prior written notice to Acquiror. No bond shall be required of the Stockholders’ Representative, and the Stockholders’ Representative shall receive no compensation for his/her services. Notices or communications to or from the Stockholders’ Representative shall constitute notice to or from each of the Indemnifying Target Parties for purposes of this Agreement and the Escrow Agreement with respect to claims against the Escrow Fund.

(b) The Stockholders’ Representative shall not be liable for any act done or omitted hereunder as Stockholders’ Representative while acting in good faith and not in a manner constituting gross negligence, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Indemnifying Target Parties shall severally indemnify the Stockholders’ Representative and hold him/her harmless against any loss, liability or expense incurred without gross negligence or bad faith on the part of the Stockholders’ Representative and arising out of or in connection with the acceptance or administration of his/her duties hereunder. Upon any contemplated distribution from the Escrow Fund to the Indemnifying Target Parties, the Stockholders’ Representative shall have the right to recover such losses, liabilities and expenses from such distribution before it is made to the Indemnifying Target Parties. In no event shall any bond be required by the Stockholders’ Representative.

(c) The approval by any Holder of the Merger shall be deemed to be approval of the terms of the provisions of this Section 14.17 and the indemnification obligations of the Holders set forth in Section 12, and the appointment of the Stockholders’ Representative.

(d) A decision, act, consent or instruction of the Stockholders’ Representative shall constitute a decision of all Holders and shall be final, binding and conclusive upon each such Holder, and the Acquiring Parties may rely exclusively upon any such decision, act, consent or instruction of the Stockholders’ Representative as being the decision, act, consent or instruction of each and every Holder. Each of the Acquiring Parties is hereby relieved from any Obligation to any Person for any acts done by it in accordance with such decision, act, consent or instruction of the Stockholders’ Representative. Except for a notice regarding the change of the Stockholders’ Representative (as contemplated by Section 14.2), each of the Acquiring Parties shall be entitled to disregard any notices or communications given or made by the Holders unless given or made through the Stockholders’ Representative.

(e) In the event that the Stockholders’ Representative is unable to serve as the Stockholders’ Representative because of his or her death or disability or illness, or is unwilling to serve as Stockholders’ Representative for any reason whatsoever, then he or she shall appoint a successor Stockholders’ Representative, and if he or she is unable or unwilling to appoint a successor Stockholders’ Representative, the Indemnifying Target Parties shall, as promptly as practicable, vote to elect a successor Stockholders’ Representative. A successor Stockholders’ Representative shall be elected by the affirmative vote, or written consent, of a majority of the votes cast by Indemnifying Target Parties (or their heirs, personal representatives, successors or assigns) with each Indemnifying Target Party being entitled to cast one vote for each dollar of Merger Consideration allocated to such Indemnifying Target Party pursuant to this Agreement.

{REMAINDER OF PAGE INTENTIONALLY BLANK}

IN WITNESS WHEREOF, this Agreement has been executed by the parties hereto as of the day and year first written above.

EDGAR ONLINE, INC.

By:	/s/ Philip D. Moyer
Name:	Philip D. Moyer
Title:	President and Chief Executive Officer

UBM ACQUISITION CORP.

By:	/s/ Philip D. Moyer
Name:	Philip D. Moyer
Title:	President

UBMATRIX, INC.

By:	/s/ Sunir Kapoor
Name:	Sunir Kapoor
Title:	Chief Executive Officer

STOCKHOLDERS’ REPRESENTATIVE:

DRAPER FISHER JURVETSON FUND VIII, L.P.

By:	Draper Fisher Jurvetson Partners VIII, L.P.
Its:	General Partner

/s/ Joshua Raffaelli
Name:	Joshua Raffaelli
Title:	Associate, Draper Fisher Jurvetson Partners, VIII, L.P.

[Signature Page to Agreement and Plan of Merger]